PE 1/22/2016



NO ACT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



16004000

March 2, 2016

John C. Kennedy
Paul, Weiss, Rifkind, Wharton & Garrison LLP
jkennedy@paulweiss.com

Act: 1934
Section: 14(a-8 (OPS)
Rule:
Public
Availability: 3-2-16

Re: The Wendy's Company
Incoming letter dated January 22, 2016

Dear Mr. Kennedy:

This is in response to your letters dated January 22, 2016 and February 26, 2016 concerning the shareholder proposal submitted to Wendy's by Kenneth Steiner. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

March 2, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Wendy's Company
Incoming letter dated January 22, 2016

The proposal asks the board to adopt, and present for shareholder approval, a "proxy access" bylaw with the procedures and criteria set forth in the proposal.

There appears to be some basis for your view that Wendy's may exclude the proposal under rule 14a-8(i)(10). We note your representation that Wendy's will provide shareholders at Wendy's 2016 annual meeting with an opportunity to approve amendments to Wendy's certificate of incorporation that address the proposal's essential objective. Accordingly, we will not recommend enforcement action to the Commission if Wendy's omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

1285 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10019-6064

TELEPHONE (212) 373-3000

LLOYD K. GARRISON (1946-1991)
RANDOLPH E. PAUL (1946-1956)
SIMON H. RIFKIND (1950-1995)
LOUIS S. WEISS (1927-1950)
JOHN F. WHARTON (1927-1977)

WRITER'S DIRECT DIAL NUMBER

(212) 373-3025

WRITER'S DIRECT FACSIMILE

(212) 492-0025

WRITER'S DIRECT E-MAIL ADDRESS

jkennedy@paulweiss.com

UNIT 3601, OFFICE TOWER A, BEIJING FORTUNE PLAZA
NO. 7 DONGSANHUAN ZHONGLU
CHAOYANG DISTRICT
BEIJING 100020
PEOPLE'S REPUBLIC OF CHINA
TELEPHONE (86-10) 5828-6300

12TH FLOOR, HONG KONG CLUB BUILDING
3A CHATER ROAD, CENTRAL
HONG KONG
TELEPHONE (852) 2846-0300

ALDER CASTLE
10 NOBLE STREET
LONDON EC2V 7JU, U.K.
TELEPHONE (44 20) 7367 1600

FUKOKU SEIMEI BUILDING
2-2 UCHISAIWAICHO 2-CHOME
CHIYODA-KU, TOKYO 100-0011, JAPAN
TELEPHONE (81-3) 3597-8101

TORONTO-DOMINION CENTRE
77 KING STREET WEST, SUITE 3100
P.O. BOX 226
TORONTO, ONTARIO M5K 1J3
TELEPHONE (416) 504-0520

2001 K STREET, NW
WASHINGTON, DC 20006-1047
TELEPHONE (202) 223-7300

500 DELAWARE AVENUE, SUITE 200
POST OFFICE BOX 32
WILMINGTON, DE 19899-0032
TELEPHONE (302) 655-4410

February 26, 2016

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE: The Wendy's Company – Supplemental Letter Regarding Shareholder Proposal Submitted by Kenneth Steiner

Ladies and Gentlemen:

On January 22, 2016, we submitted a letter (the "*No-Action Request*") on behalf of our client, The Wendy's Company, a Delaware corporation (the "*Company*"), notifying the Staff of the Division of Corporation Finance (the "*Staff*") of the Securities and Exchange Commission (the "*Commission*") that the Company intends to exclude from its proxy statement and form of proxy for its 2016 Annual Meeting of Shareholders (collectively, the "*2016 Proxy Materials*") a shareholder proposal entitled "Shareholder Proxy Access" (the "*Proposal*") and statement in support thereof received from Kenneth Steiner (the "*Proponent*") and respectfully requesting that the Staff concur in our and the Company's view that the Proposal may be properly excluded from the 2016 Proxy Materials. A copy of the No-Action Request is attached as Exhibit A hereto. In addition, pursuant to Staff Legal Bulletin 14C (June 28, 2005), any additional relevant correspondence exchanged with the Proponent and his designated agent, John Chevedden (the "*Agent*"), since the date of the No-Action Request is attached as Exhibit B hereto.

In the No-Action Request, we indicated that the Company expected its Board of Directors (the "*Board*"), at its next scheduled meeting in February 2016, to adopt resolutions that we believe would substantially implement the Proposal (as described in more detail below) and that we would supplementally notify the Staff when this action occurred. We are now submitting this letter to inform the Staff that the Board has taken such action.

For timing purposes, we note that pursuant to Rule 14a-8(m), the Company must provide a copy of any opposition statements to the Proponent by March 12, 2016, which is 30 calendar days before April 11, 2016, the Company's currently planned date for the filing of its definitive 2016 Proxy Materials. We respectfully request that the Staff concur in our view that the Proposal may be properly excluded from the 2016 Proxy Materials for the reasons set forth below and in the No-Action Request.

BASIS FOR SUPPLEMENTAL LETTER

The No-Action Request stated our belief that, upon the Board's approval and submission for shareholder approval of the Proposed Amendments, the Proposal will have been substantially implemented and may be properly excluded from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(10) under the Securities Exchange Act of 1934, as amended. We write supplementally to confirm that at its February 25, 2016 meeting, the Board adopted resolutions (the "*Resolutions*") (i) approving proposed amendments to the Company's Certificate of Incorporation to provide shareholders with a proxy access right that we and the Company believe compares favorably to the procedures requested in the Proposal (see the Amended and Restated Certificate of Incorporation, an excerpt of which, marked to show the amendments, is attached as Exhibit C hereto (the "*Proposed Amendments*")), (ii) approving the submission of the Proposed Amendments to a shareholder vote at the Company's 2016 Annual Meeting of Shareholders (the "*2016 Annual Meeting*") and (iii) recommending that the shareholders of the Company approve the Proposed Amendments at the 2016 Annual Meeting. Through the Board's adoption of the Resolutions, we believe that the Company has substantially implemented the Proposal by adopting and submitting and recommending for shareholder approval a proxy access procedure under which a shareholder or a group of shareholders who have owned 3% or more of the Company's common stock continuously for at least three years may include shareholder-nominated director candidates in the Company's proxy materials.

ANALYSIS

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal.

Under Rule 14a-8(i)(10), the Staff has concurred that a proposal has been "substantially implemented" if a company demonstrates that it has taken actions to address the underlying concerns and implements the "essential objectives" of a shareholder proposal. *See, e.g, NETGEAR, Inc.* (avail. Mar. 31, 2015); *Pfizer, Inc.* (avail. Jan. 25, 2012, recon. avail. Mar. 1, 2013); *Hewlett-Packard Co.* (avail. Dec. 18, 2013); *Exelon Corp.* (avail. Feb. 26, 2010); *Exxon Mobil Corp. (Burt)* (avail. Mar. 23, 2009).

The Board's actions to approve the Proposed Amendments and to submit and recommend the Proposed Amendments for shareholder approval at the 2016 Annual Meeting substantially implement the Proposal because the Board has acted to implement the essential objectives of the Proposal, which is to provide a shareholder or a group of shareholders who have owned 3% or more of the Company's common stock continuously for at least three years procedures for including shareholder-nominated director candidates in the Company's proxy materials. The Staff has recently concurred that proxy access shareholder proposals submitted to several companies by the Proponent or Agent that are substantially identical to the Proposal are excludable under Rule 14a-8(i)(10) where a company provides shareholders with a similar proxy access right. *See, e.g., Alaska Air Group, Inc.* (avail. Feb. 12, 2016); *Baxter International Inc.* (avail. Feb. 12, 2016); *Capital One Financial Corporation* (avail. Feb. 12, 2016); *Cognizant Technology Solutions Corporation* (avail. Feb. 12, 2016); *The Dun & Bradstreet Corporation* (avail. Feb. 12, 2016); *General Dynamics Corporation* (avail. Feb. 12, 2016); *Huntington Ingalls Industries, Inc.* (avail. Feb. 12, 2016); *Illinois Tool Works Inc.* (avail. Feb. 12, 2016); *Northrup Grumman Corporation* (avail. Feb. 12, 2016); *PPG Industries, Inc.* (avail. Feb. 12, 2016); *Science Applications International Corporation* (avail. Feb. 12, 2016); *Target Corporation* (avail. Feb. 12, 2016); *Time Warner Inc.* (avail. Feb. 12, 2016); *UnitedHealth Group, Inc.* (avail. Feb. 12, 2016); *The Western Union Company* (avail. Feb. 12, 2016). *See also General Electric Company* (avail. Mar. 3, 2015) (granting no-action relief under Rule 14a-8(i)(10) to a proxy access shareholder proposal similar to the Proposal but submitted by a different proponent). The Staff has concurred in the exclusion of these shareholder proposals even where the particular proxy access right differs in some procedural respects from that requested in the shareholder proposals, so long as the procedures generally grant proxy access to a shareholder or group of shareholders who have owned 3% or more of the Company's common stock continuously for at least three years. The Proposed Amendments compare favorably to the procedures requested by the Proposal because such amendments provide for the following:

- *Ownership threshold and holding period*: Section 7(C) of the Proposed Amendments provides that a shareholder or group of up to 25 shareholders that has owned at least 3% of the voting power of the Company's outstanding common stock continuously for at least three years is eligible to nominate directors through the proxy access procedures. This is consistent with the ownership threshold and holding period in the Proposal.

- *Number of nominees*: Section 7(J) of the Proposed Amendments allows shareholders using proxy access procedures to nominate up to 20% of the number of directors in office, or 25% if the number of directors serving on the Board is less than ten. The Proposal states that the number of shareholder-nominated candidates should not exceed one-quarter of the directors then serving or two, whichever is greater. Although the limit on shareholder nominees differs between the Proposal and the Proposed Amendments, the difference is not material. Based on the current Board size of 11 directors, shareholders would be able to nominate two directors to the Board under both the Proposal and the Proposed Amendments. Further, the Staff has recently concurred that proxy access shareholder proposals providing the right to nominate the greater of 25% of a company's board of directors or two are excludable in light of company proxy access by-laws that permit shareholders to nominate either (i) the greater of 20% of the company's board of directors or two or (ii) 20% of the company's board of directors. *See, e.g., Alaska Air Group, Inc.* (avail. Feb. 12, 2016); *Baxter International Inc.* (avail. Feb. 12, 2016); *Capital One Financial Corporation* (avail. Feb. 12, 2016); *The Dun & Bradstreet Corporation* (avail. Feb. 12, 2016); *Northrup Grumman Corporation* (avail. Feb. 12, 2016); *PPG Industries, Inc.* (avail. Feb. 12, 2016); *Target Corporation* (avail. Feb. 12, 2016); *Time Warner Inc.* (avail. Feb. 12, 2016) (where each company's proxy access by-law permitted shareholders to nominate the greater of 20% of the company's board of directors or two directors). *See also General Dynamics Corporation* (avail. Feb. 12, 2016); *UnitedHealth Group, Inc.* (avail. Feb. 12, 2016); *The Western Union Company* (avail. Feb. 12, 2016) (where each company's proxy access by-law permitted shareholders to nominate 20% of the company's board of directors).

Since submitting the No-Action Request, the Company has continued to discuss appropriate proxy access procedures and the Proposed Amendments with certain of its shareholders, including The City of Philadelphia Public Employees Retirement System ("*PPERS*"), with which the Company originally agreed on the material terms of proxy access amendments to the Company's governing documents in March 2015. Based on input the Company has received from certain of its shareholders, the Company has removed from the Proposed Amendments a provision that would have restricted any proxy access nominee who did not receive at least 25% of the votes cast in favor of his or her election from being eligible for re-nomination pursuant to the Company's proxy access procedures for the next two annual meetings.

As discussed in the No-Action Request, the Staff has consistently granted no-action relief under Rule 14a-8(i)(10) where a company has notified the Staff that it intends to recommend that its board of directors take certain action that will substantially implement the proposal and then supplements its request for no-action relief by notifying the Staff after that action has been taken by the board of directors. *See, e.g., NETGEAR, Inc.* (avail. Mar. 31, 2015); *Visa Inc.* (avail. Nov. 14, 2014); *Hewlett-Packard Co.* (avail. Dec. 19, 2013); *Starbucks Corp.* (avail. Nov. 27, 2012); *NiSource Inc.* (avail. Mar. 10, 2008); *Johnson & Johnson* (avail. Feb. 19, 2008); *Hewlett-Packard Co. (Steiner)* (avail. Dec. 11, 2007) (each granting no-action relief where the company notified the Staff of its intention to omit a shareholder proposal under Rule 14a-8(i)(10) because the board of directors was expected to take action that would substantially implement the proposal, and the company supplementally notified the Staff of such board action).

CONCLUSION

For the foregoing reasons and those set forth in the No-Action Request, we are of the view that the Proposal has been substantially implemented by the Proposed Amendments and, therefore, is properly excludable under Rule 14a-8(i)(10). As such, on behalf of the Company, we respectfully request that the Staff confirm that it will not recommend enforcement action if the Company excludes the Proposal from its 2016 Proxy Materials in reliance on Rule 14a-8(i)(10). As discussed above, we note that pursuant to Rule 14a-8(m), the Company must provide a copy of any opposition statements to the Proponent by March 12, 2016, which is 30 calendar days before April 11, 2016, the Company's currently planned date for the filing of its definitive 2016 Proxy Materials. We respectfully request that the Staff concur in our view that the Proposal may be properly excluded from the 2016 Proxy Materials for the reasons set forth above and in the No-Action Request with reasonable timing for us to respond to the Proposal in light of the schedule discussed above.

* * * * *

If you have any questions, or if the Staff is unable to concur with our view without additional information or discussions, we respectfully request the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter. Please do not hesitate to contact the undersigned at (212) 373-3025, via fax at (212) 492-0025 or via email at jkennedy@paulweiss, or Frances Mi at (212) 373-3185, via fax at (212) 492-0185 or via email at fmi@paulweiss.com.

Very truly yours,



John C. Kennedy

cc: Kenneth Steiner
John Chevedden (as agent for Kenneth Steiner)
Dana Klein, The Wendy's Company
Michael Berner, The Wendy's Company
Frances Mi, Paul, Weiss, Rifkind, Wharton & Garrison LLP

EXHIBIT A

Klein, Dana

From: Klein, Dana
Sent: Sunday, February 21, 2016 4:34 PM
To: ***FISMA & OMB Memorandum M-07-16***
Subject: RE: Proxy Access (WEN)

We would still be willing to talk with you further about this if you are interested in doing so.

Thank you.

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Friday, January 22, 2016 4:31 PM
To: Klein, Dana
Subject: Proxy Access (WEN)

I may have another question.

Klein, Dana

From: Klein, Dana
Sent: Monday, February 22, 2016 6:43 PM
To: ***FISMA & OMB Memorandum M-07-16***
Subject: RE: Proxy Access (WEN)

No, but in your previous message of January 22 you had said you may have another question, so I was following up to invite further discussion if you wanted to.

Thanks.

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Monday, February 22, 2016 5:09 PM
To: Klein, Dana
Subject: Proxy Access (WEN)

Thank you for your message.
Is there something new?

Klein, Dana

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Monday, February 22, 2016 9:12 PM
To: Klein, Dana
Subject: Proxy Access (WEN)

I am tracking shareholder support for enhanced proxy access compared to most of the proposals being adopted now.

EXHIBIT B

PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

1285 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10019-6064

TELEPHONE (212) 373-3000

LLOYD K. GARRISON (1946-1991)
RANDOLPH E. PAUL (1946-1956)
SIMON H. RIFKIND (1950-1995)
LOUIS S. WEISS (1927-1950)
JOHN F. WHARTON (1927-1977)

WRITER'S DIRECT DIAL NUMBER

(212) 373-3025

WRITER'S DIRECT FACSIMILE

(212) 492-0025

WRITER'S DIRECT E-MAIL ADDRESS

jkennedy@paulweiss.com

UNIT 3601, OFFICE TOWER A, BEIJING FORTUNE PLAZA
NO. 7 DONGSANHUAN ZHONGLU
CHAOYANG DISTRICT
BEIJING 100020
PEOPLE'S REPUBLIC OF CHINA
TELEPHONE (86-10) 5828-6300

12TH FLOOR, HONG KONG CLUB BUILDING
3A CHATER ROAD, CENTRAL
HONG KONG
TELEPHONE (852) 2846-0300

ALDER CASTLE
10 NOBLE STREET
LONDON EC2V 7JU, U.K.
TELEPHONE (44 20) 7367 1600

FUKOKU SEIMEI BUILDING
2-2 UCHISAIWAICHO 2-CHOME
CHIYODA-KU, TOKYO 100-0011, JAPAN
TELEPHONE (81-3) 3597-8101

TORONTO-DOMINION CENTRE
77 KING STREET WEST, SUITE 3100
P.O. BOX 226
TORONTO, ONTARIO M5K 1J3
TELEPHONE (416) 504-0520

2001 K STREET, NW
WASHINGTON, DC 20006-1047
TELEPHONE (202) 223-7300

500 DELAWARE AVENUE, SUITE 200
POST OFFICE BOX 32
WILMINGTON, DE 19899-0032
TELEPHONE (302) 655-4410

January 22, 2016

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE: The Wendy's Company – Shareholder Proposal Submitted by Kenneth Steiner

Ladies and Gentlemen:

This letter is submitted on behalf of The Wendy's Company, a Delaware corporation, (the "*Company*") to inform the Staff of the Division of Corporation Finance (the "*Staff*") of the Securities and Exchange Commission (the "*Commission*") that the Company intends to exclude from its proxy statement and form of proxy for its 2016 Annual Meeting of Shareholders (collectively, the "*2016 Proxy Materials*") a shareholder proposal entitled "Shareholder Proxy Access" (the "*Proposal*") and statements in support thereof received from Kenneth Steiner (the "*Proponent*"), which are further described below and attached as Exhibit A hereto.

For the reasons outlined below, we hereby respectfully request that the Staff concur in our and the Company's view that the Proposal may be properly excluded from the 2016 Proxy Materials.

In accordance with Staff Legal Bulletin 14D (Nov. 7, 2008), we are submitting this request for no-action relief via the Commission's email address, shareholderproposals@sec.gov. In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), this letter is being submitted to the Commission no later than 80 calendar days before the Company intends to file its definitive 2016 Proxy Materials with the Commission, and we are contemporaneously sending a copy of this letter and its attachments to the Proponent and his designated agent, John Chevedden.

SUMMARY OF THE PROPOSAL

The Proposal asks the Company's Board of Directors (the "*Board*") to adopt and present for shareholder approval a "proxy access" by-law. Pursuant to the Proposal, the by-law would permit an individual shareholder or an unrestricted number of shareholders forming a group that have beneficially owned 3% or more of the Company's outstanding common stock continuously for at least three years to nominate candidates for election to the Board, and the Company would be required to include such nominees in the Company's proxy materials. The Proposal requests that the number of shareholder-nominated candidates appearing in the proxy materials not exceed the greater of one quarter of the directors then serving or two. The Proposal requests that no restrictions that do not apply to other nominees to the Board should be placed on the proxy access nominations or re-nominations. The Proposal includes additional details as well, and a full copy of the Proposal is attached as Exhibit A hereto. In addition, pursuant to Staff Legal Bulletin 14C (June 28, 2005), relevant correspondence exchanged with the Proponent and his designated agent is attached as Exhibit B hereto.

BASIS FOR EXCLUSION

The Proposal has been substantially implemented and may be properly excluded pursuant to Rule 14a-8(i)(10) under the Exchange Act. On March 31, 2015, following extensive discussions with The City of Philadelphia Public Employees Retirement System ("*PPERS*") and based on input from other significant shareholders, the Company and PPERS announced an agreement on the material terms of proxy access amendments to the Company's Certificate of Incorporation and/or By-Laws, to be voted upon by shareholders at the Company's 2016 Annual Meeting of Shareholders (the "*2016 Annual Meeting*"). The proposed amendments agreed to with PPERS, after consultation with other significant shareholders, (the "*Proposed PPERS Amendments*") will permit a shareholder, or a group of up to 25 shareholders, owning 3% or more of the Company's outstanding common stock continuously for at least three years to nominate and include in the Company's proxy materials director nominees constituting up to 20% of the Board, provided that the shareholders and the nominees satisfy the requirements that will be specified in the amendments. If the number of directors on the Board is less than 10, then the percentage of directors that could be nominated would increase to 25% of the Board.

This agreement was publicly announced in a press release filed on March 31, 2015 (attached as Exhibit C hereto) (the "*March 2015 Press Release*") to alert the public and the Company's shareholders to this development and reinforce the Company's commitment to providing its shareholders with proxy access rights that are based on discussions and outreach with interested shareholders. By action proposed to be taken in February 2016, we expect that the Board will adopt a resolution approving and submitting for shareholder approval amendments to the Certificate of Incorporation and/or By-Laws of the Company that will reflect the Proposed PPERS Amendments. Following Board approval, the Proposed PPERS Amendments will become effective upon approval by shareholders at the 2016 Annual Meeting and the subsequent filing of the Proposed PPERS Amendments with the Delaware Secretary of State. Because the foregoing actions and Proposed PPERS Amendments compare favorably to, and implement the essential objectives of, the Proposal, the Proposal is excludable as being substantially implemented under Rule 14a-8(i)(10).

We respectfully request that the Staff concur in our view that the Proposal may be properly excluded from the 2016 Proxy Materials for the reasons set forth above and described in more detail below.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because the Company Has Substantially Implemented the Proposal

A. Rule 14a-8(i)(10) Background

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has already substantially implemented the proposal. The Staff has stated that the predecessor provision to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." Exchange Act Release No. 12598 (July 7, 1976). Rule 14a-8(i)(10) does not require companies to implement every detail of a proposal in order for the proposal to be excluded. The Staff has stated that its "previous formalistic application" of the predecessor rule requiring full implementation "defeated [the rule's] purpose," which the Commission confirmed as the appropriate interpretation of Rule 14a-8(i)(10) in 1983 (Exchange Act Release No. 20091 (Aug. 16, 1983)). The "substantial implementation" standard was officially codified in amendments to the proxy rules in 1998 (Exchange Act Release No. 40018 at n.30 (May 21, 1998)). Thus, when a company can demonstrate that it has taken actions to address the underlying concerns and implements the "essential objectives" of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded from the company's proxy materials. *See, e.g, NETGEAR, Inc.* (avail. Mar. 31, 2015); *Pfizer, Inc.* (avail. Jan. 25, 2012, recon. avail. Mar. 1, 2013); *Hewlett-Packard Co.* (avail. Dec. 18, 2013); *Exelon Corp.* (avail. Feb. 26, 2010); *Exxon Mobil Corp. (Burt)* (avail. Mar. 23, 2009).

Applying this standard, the Staff has permitted the exclusion of proposals under Rule 14a-8(i)(10) where the company has satisfied the essential objectives of the proposal even though the company's actions in implementing the proposal add certain procedural limitations or restrictions not contemplated by the proposal. *See, e.g., NETGEAR, Inc.* (avail. Mar. 31, 2015); *Pfizer, Inc.* (avail. Jan. 25, 2012, recon. avail. Mar. 1, 2013); *Exelon, Inc.* (avail. Feb. 26, 2010); *Exxon Mobil Corp. (Burt)* (avail. Mar. 23, 2009). In addition, the Staff has concurred that companies can address aspects of implementation differently from the manner in which the shareholder proponent would implement the proposal. *See, e.g., General Electric Company* (avail. Mar. 3, 2015) (concurring in the exclusion of a proxy access proposal that would permit an unrestricted number of shareholders to group together to meet ownership requirements, where the company had already adopted proxy access bylaw provisions permitting up to 20 shareholders to group together to meet ownership requirements).

B. Anticipated Action By The Board To Approve The Proposed PPERS Amendments Substantially Implements The Proposal

The Proposal's essential objective is that the Board adopt and submit for shareholder approval a proxy access right, which the Company's current Certificate of Incorporation and By-Laws do not permit. As discussed above, in connection with the Company's 2015 Annual Meeting of Shareholders, the Company reached an agreement with PPERS in March 2015 to submit management-sponsored proxy access amendments for shareholder approval at the 2016 Annual Meeting. We expect that the Board will adopt a resolution approving the Proposed PPERS Amendments at the Board's next scheduled meeting in February 2016, which amendments will amend and restate the Company's current Certificate of Incorporation and/or By-Laws to provide shareholders with a proxy access right. Once approved, the Board will then submit the Proposed PPERS Amendments to a shareholder vote at the 2016 Annual Meeting, as required by Section 242 of the Delaware General Corporation Law. If the Proposed PPERS Amendments receive the requisite shareholder approval, the proxy access procedures previously agreed to between the Company and PPERS will be added to the Company's Certificate of Incorporation and/or By-Laws, thus, substantially implementing the Proposal by providing a proxy access procedure under which individual or groups of shareholders who have owned 3% or more of the Company's common stock continuously for at least three years may include in the Company's proxy materials shareholder-nominated director candidates. In particular, the Proposed PPERS Amendments address key elements of the Proposal as follows:

(1) Ownership Threshold. Paragraph (a) of the Proposal states that the nominating shareholder or group of shareholders must have "beneficially owned 3% or more of the Company's outstanding common stock, including recallable loaned stock, continuously for at least three years before submitting the nomination." Similarly, the Proposed PPERS Amendments will permit a shareholder or group of shareholders that own 3% or more of the Company's outstanding common stock continuously for at least three years to nominate directors. The Company proposes to define "ownership" by reference to a "net long" concept, which concept most accurately reflects a shareholder's true beneficial ownership and will benefit both the Company and its shareholders in ascertaining the true ownership position of a shareholder that nominates candidates to the Board using proxy access procedures. The Staff has granted no-action relief in similar situations where the company required a net long ownership threshold and the shareholder proposal was silent on the issue. *See, e.g., Windstream Holdings, Inc.* (avail. Mar. 5, 2015) (concurring in the exclusion of a special meeting proposal under Rule 14a-8(i)(10), where the company's amended by-laws enabled shareholders with net long ownership of 20% or more of the company's common stock to call a special meeting while the shareholder proposal requested an ownership threshold of 20% but was silent on requiring net long ownership); *General Electric Company* (avail. Mar. 3, 2015) (concurring in the exclusion of a proxy access shareholder proposal under Rule 14a-8(i)(10), where the company's amended bylaws permitted shareholders with net long ownership of 3% or more of the company's common stock to nominate directors, in contrast to the shareholder proposal, which requested a 3% beneficial ownership threshold but was silent on net long ownership).

(2) Group Nominations. The Proposal would permit shareholders to nominate director candidates for inclusion in the Company's proxy materials, either individually or as a member of a nominating group. Similarly, the Proposed PPERS Amendments provide that individual or groups of shareholders may nominate director candidates pursuant to the proxy access procedures. While the Proposal asks that shareholder groups be "unrestricted" in number, the Proposed PPERS Amendments will permit shareholders to form groups of up to 25 shareholders in order to nominate directors. The Staff has granted no-action relief in a similar situation where the company provided an express right of shareholders to "group" their shares and also added a reasonable limit to the number of shareholders that may form a group. *General Electric*

Company (avail. Mar. 3, 2015) (concurring in the exclusion of a proxy access shareholder proposal under Rule 14a-8(i)(10), where the company's amended bylaws permitted grouping and indicated that up to 20 shareholders may form a group to satisfy the requisite ownership threshold despite the shareholder proposal being silent on the issue).

We and the Company believe that the 25-shareholder limit set forth in the Proposed PPERS Amendments is a reasonable limit that still affords the Company's shareholders a meaningful proxy access procedure. For example, assuming equal ownership of each shareholder, a cap of 25 shareholders would mean that each shareholder in a group need only own 0.12% of the outstanding common stock of the Company. Based on information provided to the Company, as of December 31, 2015, there were approximately 60 institutional shareholders with stock ownership of 0.12% or higher. Thus, based on the Company's shareholder base, the 25-shareholder limit does not interfere with the achievement of the Proposal's essential objectives of providing a meaningful proxy access procedure. Shareholders with even smaller levels of ownership could also participate in "groups" of nominating shareholders by forming a group with one or more shareholders holding a greater percentage of the Company's outstanding common stock. Based on information provided to the Company, as of December 31, 2015, there were approximately 12 institutional shareholders with stock ownership of 1.0% or higher and eight institutional shareholders with stock ownership of 2.0% or higher. Accordingly, upon adoption of the Proposed PPERS Amendments, the Company will have substantially implemented the Proposal's request that groups of shareholders be permitted to use proxy access.

(3) Number of Nominees. The Proposal states that the number of shareholder-nominated candidates should not exceed one-quarter of the directors then serving or two, whichever is greater. The Proposed PPERS Amendments provide that shareholder-nominated candidates shall not exceed 20% of the Board, unless the number of directors on the Board is less than ten, in which case the percentage of directors that could be nominated would increase to 25% of the Board. Although the limit on shareholder-nominated candidates differs between the Proposal and the Proposed PPERS Amendments, the difference is not material. The Board currently consists of 11 directors. Based on the current size of the Board, shareholders would be able to nominate two directors to the Board under the proxy access procedures set forth in both the Proposal and the Proposed PPERS Amendments. For the limits under the Proposal and the Proposed PPERS Amendments to differ, the

Company would have to have seven or fewer, or 12 or more, directors serving on the Board. As such, the difference between the Proposal and the Proposed PPERS Amendments in the number of candidates that shareholders may nominate is not material, and the Proposed PPERS Amendments compare favorably with the guidelines of the Proposal.

(4) Restrictions on Proxy Access Re-Nominations. The Proposal states that "[n]o additional restrictions that do not apply to other board nominees should be placed on [proxy access] nominations or re-nominations." As noted above, the Proposed PPERS Amendments' essential parameters on proxy access nominations and re-nominations, such as the ownership threshold, holding period, ability of shareholders to form groups to nominate candidates, and the limitation on the number of proxy access nominees, are similar to those provided for in the Proposal. With respect to re-nominations, as previously negotiated with PPERS and described in the March 2015 Press Release, the Proposed PPERS Amendments will restrict any proxy access nominee who does not receive at least 25% of the votes cast in favor of his or her election from being eligible for re-nomination pursuant to the Company's proxy access procedures for the next two annual meetings. This provision was agreed to after extensive discussions with PPERS and consultation with other significant shareholders, and reflects the view that nominees who do not receive a meaningful favorable vote should not be repeatedly nominated, which could prevent other shareholders from nominating eligible candidates. As noted above, the Staff has previously granted no action relief in similar situations where the company has satisfied the essential objectives of the proposal even though the company's actions in implementing the proposal add certain procedural limitations or restrictions not contemplated by the proposal. *See, e.g., NETGEAR, Inc.* (avail. Mar. 31, 2015); *General Electric Company* (avail. Mar. 3, 2015); *General Dynamics Corp.* (avail. Feb. 6, 2009); *Chevron Corp.* (avail. Feb. 19, 2008).

C. Supplemental Notification Following Board Action

We are submitting this no-action request on behalf of the Company prior to the Board's February meeting in order to address the timing requirements of Rule 14a-8(j). We or the Company will supplementally notify the Staff after the Board has adopted the Proposed PPERS Amendments. The Staff consistently has granted no-action relief under Rule 14a-8(i)(10) where a company has notified the Staff that it intends to recommend that its board of directors take certain action that will substantially implement the proposal and then supplements its request for no-action relief by notifying the Staff after that action has been taken by the board of directors. *See, e.g., NETGEAR, Inc.* (avail. Mar. 31, 2015); *Visa Inc.* (avail. Nov. 14, 2014); *Hewlett-Packard Co.* (avail. Dec. 19, 2013); *Starbucks Corp.* (avail. Nov. 27, 2012); *NiSource Inc.* (avail. Mar. 10, 2008); *Johnson & Johnson* (avail. Feb. 19, 2008); *Hewlett-Packard Co. (Steiner)* (avail. Dec. 11, 2007) (each granting no-action relief where the company notified the Staff of its intention to omit a shareholder proposal under Rule 14a-8(i)(10) because the board of directors was expected to take action that would substantially implement the proposal, and the company supplementally notified the Staff of such board action).

CONCLUSION

For the foregoing reasons, we are of the view that, once the Board adopts the Proposed PPERS Amendments and includes them in the 2016 Proxy Materials, the Proposal will be substantially implemented by the Proposed PPERS Amendments and, therefore, is properly excludable under Rule 14a-8(i)(10). As such, on behalf of the Company, we respectfully request that the Staff confirm that it will not recommend enforcement action if the Company excludes the Proposal from its 2016 Proxy Materials in reliance on Rule 14a-8(i)(10).

* * * * *

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
January 22, 2016

If you have any questions, or if the Staff is unable to concur with our view without additional information or discussions, we respectfully request the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter. Please do not hesitate to contact the undersigned at (212) 373-3025, via fax at (212) 492-0025 or via email at jkennedy@paulweiss, or Frances Mi at (212) 373-3185, via fax at (212) 492-0185 or via email at fmi@paulweiss.com.

Very truly yours,



John C. Kennedy

cc: Kenneth Steiner
John Chevedden (as agent for Kenneth Steiner)
Dana Klein, The Wendy's Company
Michael Berner, The Wendy's Company
Frances Mi, Paul, Weiss, Rifkind, Wharton & Garrison LLP

EXHIBIT A

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Mr. R. Scott Toop
Corporate Secretary
The Wendy's Company (WEN)
One Dave Thomas Blvd.
Dublin OH 43017
PH: 614 764 3100
FX: 678-514-5344

Dear Mr. Toop,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is submitted as a low-cost method to improve compnay performance.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

FISMA & OMB Memorandum M-07-16

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



Kenneth Steiner

10/27/15
Date

cc: Dana Klein <Dana.Klein@wendys.com>
Senior Vice President – Corporate and Securities Counsel, and Assistant Secretary

[WEN – Rule 14a-8 Proposal, December 18, 2015]
Proposal [4] - Shareholder Proxy Access

RESOLVED: Shareholders ask our board of directors to adopt, and present for shareholder approval, a "proxy access" bylaw as follows:

Require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or an unrestricted number of shareholders forming a group (the "Nominator") that meets the criteria established below.

Allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials should not exceed one quarter of the directors then serving or two, whichever is greater. This bylaw should supplement existing rights under Company bylaws, providing that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock, including recallable loaned stock, continuously for at least three years before submitting the nomination;

b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission (SEC) rules about (i) the nominee, including consent to being named in proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and

c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business, not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board should adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority given to multiple nominations exceeding the one-quarter limit. No additional restrictions that do not apply to other board nominees should be placed on these nominations or re-nominations.

Proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140 billion. This is according to a cost-benefit analysis by the Chartered Financial Analyst Institute, *Proxy Access in the United States: Revisiting the Proposed SEC Rule*.

Please vote to enhance shareholder value:
Shareholder Proxy Access – Proposal [4]

Notes:
Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsors this proposal.

Please note that the title of the proposal is part of the proposal. The title is intended for publication.

If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

EXHIBIT B

Klein, Dana

From: Klein, Dana
Sent: Friday, January 22, 2016 12:03 AM
To: ***FISMA & OMB Memorandum M-07-16***
Subject: Re: Proxy Access (WEN)

I received your last message, thanks. I think that we will proceed with submitting our no-action request letter to the SEC tomorrow afternoon, to keep our options open since tomorrow is our submission deadline. However, we would like to continue our open communications with you even after the letter is submitted.

We hope that you will see that our proxy access proposal has merit and that the inclusion of a competing proxy access proposal in the proxy statement is neither necessary nor desirable.

Thank you for your continued consideration of this matter.

Dana

On Jan 21, 2016, at 10:33 PM, ***FISMA & OMB Memorandum M-07-16*** > wrote:

> Mr. Klein,
> Thank you for the additional information.
> I do not think we will have a decision tomorrow.
> Sincerely,
> John Chevedden
> cc: Kenneth Steiner

Klein, Dana

From: Klein, Dana
Sent: Thursday, January 21, 2016 5:47 PM
To: ***FISMA & OMB Memorandum M-07-16***
Subject: RE: Proxy Access (WEN)

Thank you for your message earlier today.

As of year end (the most recent information we have available), we had six shareholders that *each* owned greater than 3% of shares outstanding, another six shareholders that owned greater than 1% but less than 3%, and another 53 shareholders that owned greater than 0.10% but less than 1%. Of those 53 shareholders holding greater than 0.10% but less than 1%, the 25 shareholders in that group with the lowest percentage of shares owned would still own slightly over 4% in the aggregate, well over the 3% ownership threshold.

I hope this is responsive to your question.

Dana

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Thursday, January 21, 2016 4:10 PM
To: Klein, Dana
Subject: Proxy Access (WEN)

Mr. Klein,
Thank you for your message.
In order to obtain 25 qualified shareholders – what would be the number of large company shareholders that could be drawn upon to make up 25 qualified shareholders.
Sincerely,
John Chevedden
cc: Kenneth Steiner

Klein, Dana

From: Klein, Dana
Sent: Wednesday, January 20, 2016 11:04 PM
To: ***FISMA & OMB Memorandum M-07-16***
Subject: RE: Proxy Access (WEN)

Thank you for your response to my original message. Our board will not meet to approve the proposed amendments to our certificate of incorporation until next month, but I have responded to your questions below (in red) based on what we intend to recommend to the board.

I should also point out that our proxy access proposal will be implemented as an amendment to our certificate of incorporation, which means that if it is approved by shareholders at our 2016 annual meeting it could not be rescinded or amended without shareholder approval, unlike a bylaw provision that can generally be rescinded or amended by the board without shareholder approval.

I hope that you will see that our proxy access proposal has merit and that the inclusion of a competing proxy access proposal in the proxy statement is neither necessary nor desirable.

I also want to be up front with you and let you know that we are considering submitting a no-action request letter to the SEC. We will make that decision by this Friday, January 22.

I would be happy to talk with you about this topic if you are interested in doing so.

Thank you for your consideration.

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Wednesday, January 13, 2016 6:38 PM
To: Klein, Dana
Subject: Proxy Access (WEN)

Mr. Klein,
Thank you for the update on proxy access.

Can you forward one-line responses on these items:
Ownership percentage needed 3%
Years of continuous ownership needed Three years
The least number of directors that can be nominated in a year Our certificate of incorporation provides that the board will consist of between 7 and 15 directors, all of which are re-elected annually. Our proposal will provide that up to 20% of the board, increased to 25% if there are less than 10 directors, can be nominated using the proxy access mechanism. However, the number of nominees permitted using the proxy access mechanism will be reduced by (i) the number of persons who will be included in the Company's proxy statement as nominees recommended by the board pursuant to an agreement with one or more shareholders (other than an agreement entered into in connection with an acquisition of stock from the Company); (ii) the number of persons who were previously elected to the board as proxy access nominees at either of the two preceding annual meetings and who are re-nominated by the board; and (iii) the number of proxy access nominees who were qualified for inclusion but whose nominations

were withdrawn or who were eventually nominated for election by the board.
Max. number of members for the Nominations Group 25
Nomination Deadline Not less than 120 nor more than 150 days before the anniversary of the date the prior year's proxy statement was first sent to shareholders, with provisions that address the nomination window if the annual meeting of shareholders is not held close to the anniversary date of the prior year's meeting
Loaned shares explicitly count as owned? Yes, provided that the shareholder has the right to recall the shares and does recall the shares once notified that the shareholder will have at least one of its nominees included in the Company's proxy statement
Shares need to be held after annual meeting? No
Third party compensation arrangements okay? Yes, although disclosure of any such arrangements would be required
Proxy access available if another nomination made under advance notice provision? No
A minimum % vote needed in order for candidate to be nominated again the next year? Yes, 25% minimum, which was our agreement with the Philadelphia Public Employees Retirement System last year

Sincerely,
John Chevedden
cc: Kenneth Steiner

Klein, Dana

From: Klein, Dana
Sent: Wednesday, January 13, 2016 2:18 PM
To: ***FISMA & OMB Memorandum M-07-16***
Subject: RE: Rule 14a-8 Proposal Revision (WEN)"

John,

I am hoping that we could find a time to discuss your proposal. You may not be aware that Wendy's had already committed to include a company proxy access proposal in its 2016 proxy statement. Our press release announcing that commitment is copied below.

Please reply if you are interested in talking and we can agree on a time to do so.

Thank you.

Dana

The Wendy's Company Announces Agreement With the City of Philadelphia Public Employees Retirement System to Propose Proxy Access at 2016 Annual Meeting of Stockholders

DUBLIN, Ohio, March 31, 2015 /PRNewswire/ – The Wendy's Company (NASDAQ: WEN) and the City of Philadelphia Public Employees Retirement System today announced that that the Company has agreed to submit management-supported proxy access amendments to its Certificate of Incorporation and By-Laws, to be voted upon by stockholders at the Company's 2016 Annual Meeting of Stockholders. The amendments will become effective if approved by stockholders at that meeting.

The amendments would permit a stockholder, or a group of up to 25 stockholders, owning three percent or more of the Company's outstanding common stock continuously for at least three years to nominate and include in the Company's proxy materials director nominees constituting up to 20 percent of the Company's board, provided that the stockholder(s) and the nominee(s) satisfy the requirements that will be specified in the amendments. In the event that the number of directors on the Company's board is less than 10, then the percentage of directors that could be nominated would increase to 25 percent. The amendments will also provide that a nominee who received less than 25 percent of the vote cannot be renominated for the next two annual meetings following the meeting at which the nominee failed to get 25 percent. As a result of the Company's decision, the City of Philadelphia Public Employees Retirement System has agreed to withdraw its proxy access shareholder proposal from the Company's proxy statement for its 2015 Annual Meeting of Stockholders.

"This step is another example of our commitment to corporate governance practices that are responsive to stockholder interests, as well as our commitment to enhancing stockholder value, improving economic brand relevance, transforming the Wendy's® brand and strengthening the Wendy's system," said President and Chief Executive Officer Emil Brolick.

"The City of Philadelphia Public Employees Retirement System congratulates Wendy's for providing stockholders with proxy access with thresholds for nominations along the lines of those originally proposed by the Securities and Exchange Commission," said Francis X. Bielli, Executive Director of the Philadelphia Board of Pensions & Retirement.

About The Wendy's Company
The Wendy's Company is the world's third-largest quick-service hamburger company. The Wendy's system includes more than 6,500 franchise and Company-operated restaurants in the United States and 28 countries and U.S.

territories worldwide. For more information, visit aboutwendys.com or wendys.com.

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Friday, December 18, 2015 8:15 PM
To: Toop, Scott
Cc: Klein, Dana
Subject: Rule 14a-8 Proposal Revision (WEN)

Dear Mr. Toop,
Please see the attached rule 14a-8 proposal revision to enhance long-term shareholder value.
Sincerely,
John Chevedden

Klein, Dana

From:	***FISMA & OMB Memorandum M-07-16***
Sent:	Wednesday, January 06, 2016 3:14 PM
To:	Klein, Dana
Cc:	Toop, Scott
Subject:	Rule 14a-8 Proposal (WEN) blb
Attachments:	CCE06012016.pdf

Dear Mr. Klein,
Please see the attached broker letter.
Sincerely,
John Chevedden



WEN

Post-it® Fax Note 7671	Date 1-6-16	# of pages ▶
To Dana Klein	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone ***FISMA & OMB Memorandum M-07-16***	
Fax # 678-514-5344	Fax #	

January 6, 2016

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Re: Your TD Ameritrade account ending in ***FISMA & OMB Memorandum M-07-16*** TD Ameritrade Clearing Inc. DTC #0188

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. As you requested, this letter confirms that, as of the date of this letter, you have continuously held no less than 500 shares of each of the following stock in the above referenced account since July 1, 2014.

1. Everi Holdings Inc. (EVRI)
2. Spark Networks, Inc. (LOV)
3. Wendy's Company (WEN)

If we can be of any further assistance, please let us know. Just log in to your account and go to Client Services > Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Chris Blue
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

Klein, Dana

From:	Klein, Dana
Sent:	Wednesday, December 23, 2015 6:02 PM
To:	***FISMA & OMB Memorandum M-07-16***
Cc:	Toop, Scott
Subject:	RE: Rule 14a-8 Proposal Revision (WEN)``
Attachments:	LEGAL-#333357-v1-L_Chevedden_Steiner_Proposal_12_23_15.PDF

John,

I hope all is well with you. We acknowledge receipt of your email dated December 18. Usually by now you would have also provided us with the ownership verification information required by SEC Rule 14a-8. However, we have not yet received that information for this year. I have therefore attached a letter and related enclosures asking for verification of ownership in connection with the shareholder proposal you submitted on behalf of Kenneth Steiner. The ownership information being sought is described in detail in the attached letter. I also call your attention to the deadline to respond as described in the letter.

Thank you for your attention to this matter.

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Friday, December 18, 2015 8:15 PM
To: Toop, Scott
Cc: Klein, Dana
Subject: Rule 14a-8 Proposal Revision (WEN)``

Dear Mr. Toop,
Please see the attached rule 14a-8 proposal revision to enhance long-term shareholder value.
Sincerely,
John Chevedden



December 23, 2015

Via Overnight Mail and Email ***FISMA & OMB Memorandum M-07-16***

Mr. John Chevedden

FISMA & OMB Memorandum M-07-16

Re: Kenneth Steiner Rule 14a-8 Proposal (WEN)

Dear Mr. Chevedden:

I am writing in response to your email message to Mr. R. Scott Toop, Senior Vice President, General Counsel and Secretary of The Wendy's Company (the "Company"), on December 18, 2015, which had as an attachment a letter, dated October 27, 2015, from Mr. Kenneth Steiner to the Corporate Secretary of the Company, with a shareholder proposal captioned "Proposal [4] – Shareholder Proxy Access" (the "Proposal") for inclusion in the Company's proxy materials for its 2016 Annual Meeting of Stockholders (the "Proxy Materials"). A copy of the Proposal and the accompanying letter from Mr. Steiner are attached hereto. As requested in Mr. Steiner's letter, we are directing our communications regarding the Proposal to you.

Mr. Steiner's letter states that he "will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting." However, we have been unable to identify Mr. Steiner as a holder of the Company's common stock in our records. If Mr. Steiner is a beneficial owner of the Company's common stock, then the Proposal should have been accompanied by documentation confirming that he meets the applicable Rule 14a-8 ownership requirements, such as a written statement from the "record" holder of such common stock (*e.g.*, a broker or bank) verifying that Mr. Steiner met such requirements at the time the Proposal was submitted.

In accordance with Staff Legal Bulletin Nos. 14F and 14G published by the Division of Corporation Finance of the Securities and Exchange Commission, if Mr. Steiner's broker or bank is not a DTC participant or an affiliate of a DTC participant, then the Company must be provided with proof of ownership from the DTC participant or an affiliate of the DTC participant through which Mr. Steiner's common stock is held. In the event Mr. Steiner holds his common stock through a securities intermediary that is not a broker or bank, then the Company must be provided with proof of ownership from both (i) the securities intermediary and (ii) a DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary. For your and Mr. Steiner's reference, we have attached copies of Rule 14a-8 and Staff Legal Bulletin Nos. 14F and 14G.

The Wendy's Company | 614-764-3100
One Dave Thomas Blvd. Dublin, OH 43017 | www.wendys.com

The eligibility requirements of Rule 14a-8(b) establish that a proponent must continuously have held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date of the proposal's submission (and must continue to hold those securities through the date of the meeting). As indicated above, we are unable to verify from the Company's records or from Mr. Steiner's letter that he has met these requirements. Therefore, please provide us with documentation from the "record" holder demonstrating that Mr. Steiner owns and has continuously held at least $2,000 of the Company's common stock for at least the one year period preceding and including December 18, 2015 (the date on which the Proposal was submitted electronically to the Company).

If Mr. Steiner has not met these ownership requirements, or if you or Mr. Steiner do not respond within 14 days as described in the next sentence, then in accordance with Rule 14a-8(f) the Company will be entitled to exclude the Proposal from the Proxy Materials. If Mr. Steiner wishes to proceed with the Proposal, then within 14 calendar days of your receipt of this letter you or Mr. Steiner must respond in writing or electronically and submit adequate evidence, such as a written statement from the "record" holder of Mr. Steiner's common stock, verifying that he has in fact met these requirements.

In the event it is demonstrated that Mr. Steiner has met the eligibility requirements of Rule 14a-8(b), the Company reserves the right, and may seek, to exclude the Proposal if, in the Company's judgment, the exclusion of the Proposal from the Proxy Materials would be in accordance with Securities and Exchange Commission proxy rules.

Please direct all further correspondence with respect to this matter to my attention at the address shown on the top of page 1 of this letter or by email to dana.klein@wendys.com.

Sincerely yours,



Dana Klein
Senior Vice President – Corporate and Securities Counsel, and Assistant Secretary

Attachments

cc: Mr. R. Scott Toop

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Mr. R. Scott Toop
Corporate Secretary
The Wendy's Company (WEN)
One Dave Thomas Blvd.
Dublin OH 43017
PH: 614 764 3100
FX: 678-514-5344

Dear Mr. Toop,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is submitted as a low-cost method to improve compnay performance.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

FISMA & OMB Memorandum M-07-16

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



Kenneth Steiner

10/27/15
Date

cc: Dana Klein <Dana.Klein@wendys.com>
Senior Vice President – Corporate and Securities Counsel, and Assistant Secretary

[WEN – Rule 14a-8 Proposal, December 18, 2015]
Proposal [4] - Shareholder Proxy Access

RESOLVED: Shareholders ask our board of directors to adopt, and present for shareholder approval, a "proxy access" bylaw as follows:

Require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or an unrestricted number of shareholders forming a group (the "Nominator") that meets the criteria established below.

Allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials should not exceed one quarter of the directors then serving or two, whichever is greater. This bylaw should supplement existing rights under Company bylaws, providing that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock, including recallable loaned stock, continuously for at least three years before submitting the nomination;

b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission (SEC) rules about (i) the nominee, including consent to being named in proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and

c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business, not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board should adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority given to multiple nominations exceeding the one-quarter limit. No additional restrictions that do not apply to other board nominees should be placed on these nominations or re-nominations.

Proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140 billion. This is according to a cost-benefit analysis by the Chartered Financial Analyst Institute, *Proxy Access in the United States: Revisiting the Proposed SEC Rule.*

Please vote to enhance shareholder value:

Shareholder Proxy Access – Proposal [4]

Notes:
Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsors this proposal.

Please note that the title of the proposal is part of the proposal. The title is intended for publication.

If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249 104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level,

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270 30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative. follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization,

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law.* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject,

NOTE TO PARAGRAPH (i)(2)· We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance, special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*· If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business,

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations,

(8) *Director elections* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

NOTE TO PARAGRAPH (i)(9). A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication.* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received.

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends.* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule, and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13.* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007, 72 FR 70456, Dec 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]



Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities.

This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm



Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)

(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8 (d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

---

[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

Home | Previous Page Modified: 10/16/2012

Klein, Dana

From:	***FISMA & OMB Memorandum M-07-16***
Sent:	Friday, December 18, 2015 8:15 PM
To:	Toop, Scott
Cc:	Klein, Dana
Subject:	Rule 14a-8 Proposal Revision (WEN)``
Attachments:	CCE18122015.pdf

Dear Mr. Toop,
Please see the attached rule 14a-8 proposal revision to enhance long-term shareholder value.
Sincerely,
John Chevedden

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Mr. R. Scott Toop
Corporate Secretary
The Wendy's Company (WEN)
One Dave Thomas Blvd.
Dublin OH 43017
PH: 614 764 3100
FX: 678-514-5344

Dear Mr. Toop,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is submitted as a low-cost method to improve compnay performance.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

FISMA & OMB Memorandum M-07-16

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



Kenneth Steiner



Date

cc: Dana Klein <Dana.Klein@wendys.com>
Senior Vice President – Corporate and Securities Counsel, and Assistant Secretary

[WEN – Rule 14a-8 Proposal, December 18, 2015]
Proposal [4] - Shareholder Proxy Access

RESOLVED: Shareholders ask our board of directors to adopt, and present for shareholder approval, a "proxy access" bylaw as follows:

Require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or an unrestricted number of shareholders forming a group (the "Nominator") that meets the criteria established below.

Allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials should not exceed one quarter of the directors then serving or two, whichever is greater. This bylaw should supplement existing rights under Company bylaws, providing that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock, including recallable loaned stock, continuously for at least three years before submitting the nomination;

b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission (SEC) rules about (i) the nominee, including consent to being named in proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and

c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business, not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board should adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority given to multiple nominations exceeding the one-quarter limit. No additional restrictions that do not apply to other board nominees should be placed on these nominations or re-nominations.

Proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140 billion. This is according to a cost-benefit analysis by the Chartered Financial Analyst Institute, *Proxy Access in the United States: Revisiting the Proposed SEC Rule*.

Please vote to enhance shareholder value:
Shareholder Proxy Access – Proposal [4]

Notes:
Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsors this proposal.

Please note that the title of the proposal is part of the proposal. The title is intended for publication.

If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

EXHIBIT C


Wendy's
THE WENDY'S COMPANY

THE WENDY'S COMPANY ANNOUNCES AGREEMENT WITH THE CITY OF PHILADELPHIA PUBLIC EMPLOYEES RETIREMENT SYSTEM TO PROPOSE PROXY ACCESS AT 2016 ANNUAL MEETING OF STOCKHOLDERS

Dublin, Ohio (March 31, 2015) – The Wendy's Company (NASDAQ: WEN) and the City of Philadelphia Public Employees Retirement System today announced that that the Company has agreed to submit management-supported proxy access amendments to its Certificate of Incorporation and By-Laws, to be voted upon by stockholders at the Company's 2016 Annual Meeting of Stockholders. The amendments will become effective if approved by stockholders at that meeting.

The amendments would permit a stockholder, or a group of up to 25 stockholders, owning three percent or more of the Company's outstanding common stock continuously for at least three years to nominate and include in the Company's proxy materials director nominees constituting up to 20 percent of the Company's board, provided that the stockholder(s) and the nominee(s) satisfy the requirements that will be specified in the amendments. In the event that the number of directors on the Company's board is less than 10, then the percentage of directors that could be nominated would increase to 25 percent. The amendments will also provide that a nominee who received less than 25 percent of the vote cannot be renominated for the next two annual meetings following the meeting at which the nominee failed to get 25 percent. As a result of the Company's decision, the City of Philadelphia Public Employees Retirement System has agreed to withdraw its proxy access shareholder proposal from the Company's proxy statement for its 2015 Annual Meeting of Stockholders.

"This step is another example of our commitment to corporate governance practices that are responsive to stockholder interests, as well as our commitment to enhancing stockholder value, improving economic brand relevance, transforming the Wendy's® brand and strengthening the Wendy's system," said President and Chief Executive Officer Emil Brolick.

"The City of Philadelphia Public Employees Retirement System congratulates Wendy's for providing stockholders with proxy access with thresholds for nominations along the lines of those originally proposed by the Securities and Exchange Commission," said Francis X. Bielli, Executive Director of the Philadelphia Board of Pensions & Retirement.

About The Wendy's Company
The Wendy's Company is the world's third-largest quick-service hamburger company. The Wendy's system includes more than 6,500 franchise and Company-operated restaurants in the United States and 28 countries and U.S. territories worldwide. For more information, visit aboutwendys.com or wendys.com.

Investor contact:
David D. Poplar
Vice President of Investor Relations
(614) 764-3311
david.poplar@wendys.com

Media contact:
Bob Bertini
(614) 764-3327
bob.bertini@wendys.com

City of Philadelphia Public Employees Retirement System contact:
Francis X. Bielli
Executive Director of the Philadelphia Board of Pensions & Retirement
(215) 496-7410
Francis.Bielli@phila.gov

<u>EXHIBIT C</u>

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
THE WENDY'S COMPANY

~~(Originally incorporated on May 6, 1994~~
~~under the name Triarc Merger Corporation).~~

ARTICLE I
NAME

The name of the corporation shall be The Wendy's Company (the "Corporation").

ARTICLE II
ADDRESS; REGISTERED AGENT

The address of the Corporation's registered office is 2711 Centerville Road, Suite 400, City of Wilmington, County of New Castle, State of Delaware 19808; and its registered agent at such address is Corporation Service Company.

ARTICLE III
PURPOSES

The purpose of the Corporation is, either directly or through its subsidiaries, to engage in the restaurant business, including the ownership, operation and franchising of restaurants, and any reasonable extension or expansion thereof and any business, act or activity that is reasonably related, complementary, incidental or ancillary to the restaurant business, including the ownership, operation and franchising of restaurants, or any reasonable extension or expansion thereof (the "Restaurant Business"); provided~~,~~ that the foregoing shall not prohibit the Corporation, either directly or through its subsidiaries, from (~~i~~A) acquiring, directly or indirectly, any person or entity that is engaged in activities other than the Restaurant Business so long as the Restaurant Business of such acquired person or entity, in each case together with its subsidiaries, generated a majority of the consolidated revenue, consolidated earnings before interest, taxes, depreciation and amortization or consolidated operating income of such person or entity, together with its subsidiaries, during the ~~twelve~~12-month period preceding such acquisition, (~~ii~~B) continuing to own or operate such acquired person or entity or its assets and business operations following the acquisition of such person or entity, provided that the Corporation shall use good faith efforts to divest itself of the portion of the acquired person not engaged in the Restaurant Business within ~~twenty four~~24 months of the closing of the acquisition, or (~~iii~~C) continuing to own, manage and administer any assets that are not Restaurant Business assets that are owned by, or otherwise reflected on the books and records of the Corporation or its subsidiaries as of the effective date of this ~~amendment of the~~**Amended and Restated** Certificate of Incorporation **(the "Certificate of Incorporation")**.

ARTICLE IV
CAPITALIZATION

SECTION 1. Capital Stock. The total number of shares of all classes of stock (the "Capital Stock") which the Corporation shall have the authority to issue is ~~one billion six hundred million (~~1,600,000,000~~)~~ of which

(~~a~~A) ~~one billion five hundred million (~~1,500,000,000~~)~~ shall be shares of Common Stock, par value ten cents ($.10) per share (the "Common Stock"); and

(~~b~~B) ~~one hundred million (~~100,000,000~~)~~ shall be shares of Preferred Stock, par value ten cents ($.10) per share (the "Preferred Stock").

Subject to the provisions of this Certificate of Incorporation and except as otherwise provided by law, the stock of the Corporation, regardless of class, may be issued for such consideration and for such corporate purposes as the Board of Directors may from time to time determine.

A statement of the powers, preferences, and rights, and the qualifications, limitations or restrictions thereof, in respect of each class of stock is as set forth below:

~~A.~~ SECTION 2. Voting Power of Common Stock. The holders of Common Stock shall possess voting power for the election of directors of the Corporation and for all other corporate purposes, each share of Common Stock being entitled to one vote on each matter properly submitted to the stockholders of the Corporation for their vote.

~~B. Preferred Stock.~~

SECTION ~~1~~3. ~~Issuance in Series~~Preferred Stock. The shares of Preferred Stock may be issued from time to time in one or more series of any number of shares, provided that the aggregate number of shares issued and not cancelled of any and all such series shall not exceed the total number of shares of Preferred Stock hereinabove authorized, and with distinctive serial designations, all as shall hereafter be stated and expressed in the resolution or resolutions providing for the issue of such shares of Preferred Stock from time to time adopted by the Board of Directors pursuant to authority so to do which is hereby vested in the Board of Directors. Each series of shares of Preferred Stock (~~a~~A) may have such voting powers, full or limited, or may be without voting powers; (~~b~~B) may be subject to redemption at such time or times and at such prices; (~~c~~C) may be entitled to receive dividends (which may be cumulative or non-cumulative) at such rate or rates, on such conditions and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or series of stock; (~~d~~D) may have such rights upon the dissolution of, or upon any distribution of the assets of, the Corporation; (~~e~~E) may be made convertible into or exchangeable for, shares of any other class or classes or of any other series of the same or any other class or classes of shares of the Corporation at such price or prices or at such rates of exchange and with such adjustments; (~~f~~F) may be entitled to the benefit of a sinking fund to be applied to the purchase or redemption of shares of such series in such amount or amounts; and (~~g~~G) may be entitled to the benefit of conditions and restrictions upon the creation of indebtedness of the Corporation or any Subsidiary, upon the issue of any additional shares (including additional shares of such series or of any other series) and upon the payment of dividends or the making of other distributions on, and the purchase, redemption or other acquisition by the Corporation or any Subsidiary of, any outstanding shares of the Corporation and may have such other relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof; all as shall be stated in said resolution or resolutions providing for the issue of such shares of Preferred Stock. The Corporation shall take all such actions as are necessary to cause shares of Preferred Stock of any series that have been redeemed (whether through the operation of a sinking fund or otherwise) or that if convertible or exchangeable, have been converted into or exchanged for shares of any other class or classes to have the status of authorized and unissued shares of Preferred Stock of the same series and may be reissued as a part of the series of which they were originally a part or may be reclassified and reissued as part of a new series of shares of Preferred Stock to be created by resolution or resolutions of the Board of Directors or as part of any other series of shares of Preferred Stock, all subject to the conditions or restrictions on issuance set forth in the resolution or resolutions adopted by the Board of Directors providing for the issue of any series of shares of Preferred Stock. No Preferred Stock of any series may be issued to any Affiliateaffiliate of the Corporation unless Preferred Stock of that series is offered ratably to all holders of Common Stock of the Corporation; provided that, the foregoing shall not apply if (i) the delay in complying with the obligation to offer the Preferred Stock ratably to the holders of the Common Stock would seriously jeopardize the financial viability of the Corporation and (ii) reliance by the Corporation on the exception in this proviso is expressly approved by the Audit Committee of the Board of Directors of the Corporation.

SECTION 24. No Vote Unless Expressly Provided or Required by Law; Dividends. Subject to the provisions of any applicable law or of the by-laws of the Corporation (the "By-laws"), as from time to time amended, with respect to the closing of the stock transfer books or the fixing of a record date for the determination of stockholders entitled to vote and except as otherwise provided by law, in this Certificate of Incorporation or by the Certificate of Designation relating to the issue of any series of shares of Preferred Stock, the holders of outstanding shares of Preferred Stock shall not possess voting power for the election of directors or for any other purposes. Except as otherwise provided in the Certificate of Incorporation or by the Certificate of Designation relating to the issue of any series of shares of Preferred Stock, the holders of shares of Common Stock shall be entitled, to the exclusion of the holders of shares of Preferred Stock of any and all series, to receive such dividends as from time to time may be declared by the Board of Directors.

C. SECTION 5. Definitions. As used herein the following terms shall have the following meanings:

(aA) "Person" shall mean any individual, corporation, partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, governmental or regulatory body or other entity.

(bB) "Subsidiary" shall mean any corporation whose shares of capital stock having ordinary voting power to elect a majority of the directors of such corporation are owned, directly or indirectly, by the Corporation.

ARTICLE V
BOARD OF DIRECTORS; STOCKHOLDERS MEETINGS

SECTION 1. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

SECTION 2. The Board of Directors shall consist of not less than seven (7) nor more than fifteen (15) persons, the exact number to be fixed from time to time by the Board of Directors pursuant to a resolution adopted by a majority of directors then in office; provided, however, that such maximum number may be increased from time to time to reflect the rights of holders of Preferred Stock to elect directors in accordance with the terms of the Certificate of Incorporation or of the Certificate of Designation pursuant to which any class or series of Preferred Stock is issued or to the extent provided in any resolution or resolutions adopted by the Board of Directors providing for the issuance of any class or series of Preferred Stock pursuant to Article IV of this Certificate of Incorporation. Notwithstanding anything to the contrary contained in this Certificate of Incorporation, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all of the members of the Board of Directors or the committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors or committee. Members of the Board of Directors or any committee thereof designated by the Board of Directors, may participate in a meeting of the Board of Directors, or of such committee, as the case may be, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting in such a manner shall constitute presence in person at such meeting.

SECTION 3. Subject to the rights of the holders of any class or series of Preferred Stock, any vacancy in the Board of Directors caused by death, resignation, removal, retirement, disqualification or any other cause (including an increase in the number of directors) may be filled solely by resolution adopted by the affirmative vote of a majority of the directors then in office, whether or not such majority constitutes less than a quorum, or by a sole remaining director. Any new director elected to fill a vacancy on the Board of Directors will serve for the remainder of the full term of that director for which the vacancy occurred. No decrease in the size of the Board of Directors shall have the effect of shortening the term of any incumbent director.

SECTION 4. Except as otherwise provided by law or by this Certificate of Incorporation, a majority of the directors in office at the time of a duly assembled meeting shall be necessary to constitute a quorum for the transaction of business, and the act of a majority of the directors present at such meeting shall be the act of the Board of Directors.

SECTION 5. **Stockholder Business.** (A) At an annual meeting of the stockholders, only business (other than business relating to the nomination or election of directors which is governed by SectionSections 6 and 7) that has been properly brought before the stockholder meeting in accordance with the procedures set forth in this Section 5 shall be conducted. To be properly brought before an annual meeting of stockholders, such business must be brought before the meeting (i) by or at the direction of the Board of Directors or any committee thereof or (ii) by a stockholder who (a) was a stockholder of record of the Corporation when the notice required by this Section 5 is delivered to the Secretary of the Corporation and at the time of the meeting, (b) is entitled to vote at the meeting and (c) complies with the notice and other provisions of this Section 5. Section 5(A)(ii) is the exclusive means by which a stockholder may bring business before an annual meeting of stockholders, except (x) with respect to nominations or elections of directors which is governed by ~~Section~~**Sections** 6 and **7 and** (y) with respect to proposals where the stockholder proposing such business has notified the Corporation of such stockholder's intent to present the proposals at an annual meeting in compliance with Section 14 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and such proposals have been included in a proxy statement that has been prepared by the Corporation to solicit proxies for such annual meeting, in which case the notice requirements of this Section 5 shall be deemed satisfied with respect to such proposals. Any business brought before a meeting in accordance with Section 5(A)(ii) is referred to as "Stockholder Business."

(B) At any annual meeting of stockholders, all proposals of Stockholder Business must be made by timely written notice given by or on behalf of a stockholder of record of the Corporation (the "Notice of Business") and must otherwise be a proper matter for stockholder action. To be timely, the Notice of Business must be delivered personally or mailed to, and received at the principal executive office of the Corporation (the "Office of the Corporation"), addressed to the Secretary of the Corporation, by no earlier than 120 days and no later than 90 days before the first anniversary of the date of the prior year's annual meeting of stockholders; provided, however, that if (i) the annual meeting of stockholders is advanced by more than 30 days, or delayed by more than 60 days, from the first anniversary of the prior year's annual meeting of stockholders or (ii) no annual meeting was held during the prior year (a) no earlier than 120 days before such annual meeting and (b) no later than the later of 90 days before such annual meeting and the tenth day after the day on which the notice of such annual meeting was made by mail or Public Disclosure. In no event shall an adjournment, postponement or deferral, or Public Disclosure of an adjournment, postponement or deferral, of a stockholder meeting commence a new time period (or extend any time period) for the giving of the Notice of Business.

(C) The Notice of Business must set forth:

(i) the name and record address of each stockholder proposing Stockholder Business (the "Proponent"), as they appear on the Corporation's books;

(ii) the name and address of any Stockholder Associated Person;

(iii) as to each Proponent and any Stockholder Associated Person, (a) the class or series and number of shares of stock directly or indirectly held of record and beneficially by the Proponent or Stockholder Associated Person, (b) the date such shares of stock were acquired, (c) a description of any agreement, arrangement or understanding, direct or indirect, with respect to such Stockholder Business between or among the Proponent, any Stockholder Associated Person or any others (including their names) acting in concert with any of the foregoing, (d) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, hedging transactions and borrowed or loaned shares) that has been entered into, directly or indirectly, as of the date of the Proponent's notice by, or on behalf of, the Proponent or any Stockholder Associated Person, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of the Proponent or any Stockholder Associated Person with respect to shares of stock of the Corporation (a "Derivative"), (e) a description in reasonable detail of any proxy (including revocable proxies), contract, arrangement, understanding or other relationship pursuant to which the Proponent or Stockholder Associated Person has a right to vote any shares of stock of the Corporation, (f) any rights to dividends on the stock of the Corporation owned beneficially by the Proponent or Stockholder Associated Person that are separated or separable from the underlying stock of the Corporation, (g) any proportionate interest in stock of the Corporation or Derivatives held, directly or indirectly, by a general or limited partnership in which the Proponent or Stockholder Associated Person is a general partner or, directly or indirectly, beneficially owns an interest in a general partner and (h) any performance-related fees (other than an asset-based fee) that the Proponent or Stockholder Associated Person is entitled to based on any increase or decrease in the value of stock of the Corporation or Derivatives thereof, if any, as of the date of such notice. The information specified in Section 5(C)(i) to (iii) is referred to herein as "Stockholder Information";

(iv) a representation that each Proponent is a holder of record of stock of the Corporation entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to propose such Stockholder Business;

(v) a brief description of the Stockholder Business desired to be brought before the annual meeting, the text of the proposal (including the text of any resolutions proposed for consideration and, if such business includes a proposal to amend the By-laws, the language of the proposed amendment) and the reasons for conducting such Stockholder Business at the meeting;

(vi) any material interest of each Proponent and any Stockholder Associated Person in such Stockholder Business;

(vii) a representation as to whether the Proponent intends (a) to deliver a proxy statement and form of proxy to holders of at least the percentage of the Corporation's outstanding capital stock required to approve or adopt such Stockholder Business or (b) otherwise to solicit proxies from stockholders in support of such Stockholder Business;

(viii) all other information that would be required to be filed with the Securities and Exchange Commission ("SEC") if the Proponents or Stockholder Associated Persons were participants in a solicitation subject to Section 14 of the Exchange Act; and

(ix) a representation that the Proponents shall provide any other information reasonably requested by the Corporation.

(D) The Proponents shall also provide any other information reasonably requested by the Corporation within ten business days after such request.

(E) In addition, the Proponent shall further update and supplement the information provided to the Corporation in the Notice of Business or upon the Corporation's request pursuant to Section 5(D) as needed, so that such information shall be true and correct as of the record date for the meeting and as of the date that is the later of ten business days before the meeting or any adjournment or postponement thereof. Such update and supplement must be delivered personally or mailed to, and received at the Office of the Corporation, addressed to the Secretary of the Corporation, by no later than five business days after the record date for the meeting (in the case of the update and supplement required to be made as of the record date), and not later than seven business days before the date for the meeting (in the case of the update and supplement required to be made as of ten business days before the meeting or any adjournment or postponement thereof).

(F) The person presiding over the meeting shall, if the facts warrant, determine and declare to the meeting, that business was not properly brought before the meeting in accordance with the procedures set forth in this Section 5, and, if he or she should so determine, he or she shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

(G) If the Proponent (or a qualified representative of the Proponent) does not appear at the meeting of stockholders to present the Stockholder Business such business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 5, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.

(H) "Beneficial Ownership" shall be determined, and a Person shall be the "Beneficial Owner" of all securities which such Person is deemed to own beneficially, pursuant to Rule 13d-3 of the General Rules and Regulations under the Exchange Act.

(I) "Control" (including the terms "controlling," "controlled by" and "under common control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.

(J) "Public Disclosure" of any date or other information means disclosure thereof by a press release reported by the Dow Jones News Services, Associated Press or comparable U.S. national news service or in a document publicly filed by the Corporation with the SEC pursuant to Sections 13, 14 or 15(d) of the Exchange Act.

(K) "Stockholder Associated Person" means with respect to any stockholder, (i) any other beneficial owner of stock of the Corporation that are owned by such stockholder and (ii) any person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the stockholder or such beneficial owner.

(L) Nothing in this Section 5 shall be deemed to affect any rights of the holders of any series of Preferred Stock of the Corporation pursuant to any applicable provision of the Certificate of Incorporation.

SECTION 6. **Director Nominations.** (A) Only persons who are nominated in accordance with the procedures set forth in this Section 6 **or Section 7 of this Article V** are eligible for election as directors.

(B) Nominations of persons for election to the Board of Directors may only be made at a meeting properly called for the election of directors and only (i) by or at the direction of the Board of Directors or any committee thereof~~ or~~, (ii) by a stockholder who (a) was a stockholder of record of the Corporation when the notice required by this Section 6 is delivered to the Secretary of the Corporation and at the time of the meeting, (b) is entitled to vote for the election of directors at the meeting and (c) complies with the notice and other provisions of this Section 6 **or (iii) in the case of stockholder nominations to be included in the Corporation's proxy statement for an annual meeting of stockholders, by a stockholder or group of stockholders who meets the requirements of and complies with Section 7 of this Article V**. Section 6(B)(ii) ~~is~~**and (iii) are** the exclusive means by which a stockholder may nominate a person for election to the Board of Directors. Persons nominated in accordance with Section 6(B)(ii) are referred to as "Stockholder Nominees." A stockholder nominating ~~persons~~**Stockholder Nominees** for election to the Board of Directors is referred to as the "Nominating Stockholder."

(C) All nominations of Stockholder Nominees must be made by timely written notice given by or on behalf of a stockholder of record of the Corporation (the "Notice of Nomination"). To be timely, the Notice of Nomination must be delivered personally or mailed to and received at the Office of the Corporation, addressed to the attention of the Secretary of the Corporation, by the following dates:

(i) in the case of the nomination of a Stockholder Nominee for election to the Board of Directors at an annual meeting of stockholders, no earlier than 120 days and no later than 90 days before the first anniversary of the date of the prior year's annual meeting of stockholders; provided, however, that if (a) the annual meeting of stockholders is advanced by more than 30 days, or delayed by more than 60 days, from the first anniversary of the prior year's annual meeting of stockholders or (b) no annual meeting was held during the prior year, notice by the stockholder to be timely must be received (1) no earlier than 120 days before such annual meeting and (2) no later than the later of 90 days before such annual meeting and the tenth day after the day on which the notice of such annual meeting was made by mail or Public Disclosure; and

(ii) in the case of the nomination of a Stockholder Nominee for election to the Board of Directors at a special meeting of stockholders, no earlier than 120 days before and no later than the later of 90 days before such special meeting and the tenth day after the day on which the notice of such special meeting was made by mail or Public Disclosure.

(D) Notwithstanding anything to the contrary, if the number of directors to be elected to the Board of Directors at a meeting of stockholders is increased and there is no Public Disclosure by the Corporation naming the nominees for the additional directorships at least 100 days before the first anniversary of the preceding year's annual meeting, a Notice of Nomination shall also be considered timely, but only with respect to nominees for the additional directorships, if it shall be delivered personally and received at the Office of the Corporation, addressed to the attention of the Secretary of the Corporation, no later than the close of business on the tenth day following the day on which such Public Disclosure is first made by the Corporation.

(E) ~~In~~**With respect to the giving of notice in the time period required by Section 6(C) of this Article V, in** no event shall an adjournment, postponement or deferral, or Public Disclosure of an adjournment, postponement or deferral, of an annual or special meeting commence a new time period (or extend any time period) for the giving of the Notice of Nomination.

(F) The Notice of Nomination shall set forth:

(i) the Stockholder Information with respect to each Nominating Stockholder and Stockholder Associated Person;

(ii) a representation that each stockholder nominating a Stockholder Nominee is a holder of record of stock of the Corporation entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to propose such nomination;

(iii) all information regarding each Stockholder Nominee and Stockholder Associated Person that would be required to be disclosed in a solicitation of proxies subject to Section 14 of the Exchange Act, the written consent of each Stockholder Nominee to being named in a proxy statement as a nominee and to serve if elected and a completed signed questionnaire, representation and agreement required by Section ~~7~~6(L);

(iv) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among a Nominating Stockholder, Stockholder Associated Person or their respective associates, or others acting in concert therewith, including all information that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K if the Nominating Stockholder, Stockholder Associated Person or any person acting in concert therewith, were the "registrant" for purposes of such rule and the Stockholder Nominee were a director or executive of such registrant;

(v) a representation as to whether the Nominating Stockholder intends (a) to deliver a proxy statement and form of proxy to holders of at least the percentage of the Corporation's outstanding capital stock required to approve the nomination or (b) otherwise to solicit proxies from stockholders in support of such nomination;

(vi) all other information that would be required to be filed with the SEC if the Nominating Stockholder and Stockholder Associated Person were participants in a solicitation subject to Section 14 of the Exchange Act; and

(vii) a representation that the Nominating Stockholder shall provide any other information reasonably requested by the Corporation.

(G) The Nominating Stockholder shall also provide any other information reasonably requested by the Corporation within ten business days after such request.

(H) In addition, the Nominating Stockholder shall further update and supplement the information provided to the Corporation in the Notice of Nomination or upon the Corporation's request pursuant to Section 6(G) as needed, so that such information shall be true and correct as of the record date for the meeting and as of the date that is ten business days before the meeting or any adjournment or postponement thereof. Such update and supplement must be delivered personally or mailed to, and received at the Office of the Corporation, addressed to the Secretary of the Corporation, by no later than five business days after the record date for the meeting (in the case of the update and supplement required to be made as of the record date), and not later than seven business days before the date for the meeting (in the case of the update and supplement required to be made as of ten business days before the meeting or any adjournment or postponement thereof).

(I) The person presiding over the meeting shall, if the facts warrant, determine and declare to the meeting, that the nomination **of a Stockholder Nominee by the Nominating Stockholder** was not made in accordance with the procedures set forth in this Section 6, and, if he or she should so determine, he or she shall so declare to the meeting and the defective nomination shall be disregarded.

(J) If the ~~stockholder~~**Nominating Stockholder** (or a qualified representative of the ~~stockholder~~**Nominating Stockholder**) does not appear at the applicable stockholder meeting to nominate the Stockholder Nominees, such nomination shall be disregarded and such business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 6, to be considered a qualified representative of the ~~stockholder~~**Nominating Stockholder**, a person must be a duly authorized officer, manager or partner of such ~~stockholder~~**Nominating Stockholder** or must be authorized by a writing executed by such ~~stockholder~~**Nominating Stockholder** or an electronic transmission delivered by such ~~stockholder~~**Nominating Stockholder** to act for such ~~stockholder~~**Nominating Stockholder** as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.

(K) Nothing in this Section 6 shall be deemed to affect any rights of the holders of any series of Preferred Stock of the Corporation pursuant to any applicable provision of the Certificate of Incorporation.

~~SECTION 7.~~(L) To be eligible to be a ~~nominee~~Stockholder Nominee for election or reelection as a director, a person must deliver (in accordance with the time periods prescribed for delivery of notice under this Section 6) to the Secretary at the Office of the Corporation a written questionnaire with respect to the background and qualification of such person and the background of any other person or entity on whose behalf the nomination is being made (which questionnaire shall be provided by the Secretary of the Corporation upon written request) and a written representation and agreement (in the form provided by the Secretary of the Corporation upon written request) that such person (A) is not and will not become a party to (i) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director, will act or vote on any issue or question (a "Voting Commitment") that has not been disclosed to the Corporation or (ii) any Voting Commitment that could limit or interfere with such person's ability to comply, if elected as a director, with such person's fiduciary duties under applicable law, (B) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed therein and (C) in such person's individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, if elected as a director, and will comply with all applicable publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading and other policies and guidelines of the Corporation.

SECTION 7. Proxy Access for Director Nominations.

(A) Information to be Included in the Corporation's Proxy. Subject to the provisions of this Section 7, for an annual meeting of stockholders, the Corporation shall include in its proxy statement and in its form of proxy for such annual meeting, in addition to any persons nominated for election by or at the direction of the Board of Directors (or any committee thereof), the name and the Required Information (as defined in Section 7(B) of this Article V) of any person nominated for election to the Board of Directors who satisfies the eligibility requirements in this Section 7 (a "Proxy Access Nominee") and who is identified in a proper written notice (the "Proxy Access Notice") that complies with, and is timely delivered pursuant to, this Section 7 by an Eligible Stockholder (as defined in Section 7(C) of this Article V), who expressly elects at the time of delivering the Proxy Access Notice to have such Proxy Access Nominee included in the Corporation's proxy materials. Notwithstanding anything to the contrary contained in this Section 7, the Corporation may omit from its proxy materials any information or Supporting Statement (as defined in Section 7(I) of this Article V) that it, in good faith, believes would violate any applicable law or regulation.

(B) Definition of Required Information. For the purposes of this Section 7, the "Required Information" that the Corporation shall include in its proxy statement is (i) the information concerning the Proxy Access Nominee and the Eligible Stockholder that

is required to be disclosed in the Corporation's proxy statement by the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder and (ii) if the Eligible Stockholder so elects, a Supporting Statement. Nothing in this Section 7 shall limit the Corporation's ability to solicit against or for, and include in its proxy materials its own statements relating to, any Eligible Stockholder or Proxy Access Nominee.

(C) Definition of Eligible Stockholder. For the purposes of this Section 7, an "Eligible Stockholder" is a stockholder or group of no more than 25 stockholders (counting as one stockholder, for this purpose, any two or more funds that are part of the same Qualifying Fund Group (as defined in Section 7(D) of this Article V)) that (i) has owned (as defined in Section 7(E) of this Article V) continuously for at least three years prior to the date the Proxy Access Notice is received at the Office of the Corporation (the "Minimum Holding Period") a number of shares of stock of the Corporation that represents at least 3% of the voting power of all shares of stock of the Corporation issued and outstanding and entitled to vote in the election of directors as of the most recent date for which such amount is set forth in any Public Disclosure made by the Corporation prior to the date the Proxy Access Notice is received at the Office of the Corporation (the "Required Shares"), (ii) continues to own the Required Shares through the date of the annual meeting of stockholders and (iii) satisfies all other requirements of, and complies with all applicable procedures set forth in, this Section 7. Whenever the Eligible Stockholder consists of a group of stockholders (including a group of funds that are part of the same Qualifying Fund Group), each provision in this Section 7 that requires the Eligible Stockholder to provide any written statements, representations, undertakings, agreements or other instruments or to meet any other conditions shall be deemed to require each such stockholder (including each individual fund) that is a member of such group to provide such statements, representations, undertakings, agreements or other instruments and to meet such other conditions (except that the members of such group may aggregate the shares that each member has owned continuously for the Minimum Holding Period in order to meet the 3% ownership requirement of the "Required Shares" definition). No person may be a member of more than one group of stockholders constituting an Eligible Stockholder with respect to any annual meeting of stockholders, and if any person purports to be a member of more than one group, it shall only be deemed to be a member of the group of stockholders that has the largest ownership position (as reflected in the applicable Proxy Access Notice). A record holder acting on behalf of a beneficial owner will not be counted separately as a stockholder with respect to the shares owned by beneficial owners on whose behalf such record holder has been directed in writing to act, but each such beneficial owner will be counted separately, subject to the other provisions of this Section 7(C), for purposes of determining the number of stockholders whose holdings may be considered part of an Eligible Stockholder's holdings. For the avoidance of doubt, Required Shares will qualify as such, if and only if, the beneficial owner of such shares as of the date of the Proxy Access Notice has itself beneficially owned such shares continuously for the Minimum Holding Period and through the date of the annual meeting of stockholders (in addition to the other applicable requirements being met).

(D) Definition of Qualifying Fund Group. For the purposes of this Section 7, a "Qualifying Fund Group" means two or more funds that are (i) under common management and investment control, (ii) under common management and funded primarily by the same employer or (iii) a "group of investment companies," as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended.

(E) Definition of Ownership. For the purposes of this Section 7, a stockholder shall be deemed to "own" only those outstanding shares of stock of the Corporation as to which the stockholder possesses both (i) the full voting and investment rights pertaining to such shares and (ii) the full economic interest in (including the opportunity for profit and risk of loss on) such shares; provided that the number of shares calculated in accordance with the foregoing shall not include any shares (i) sold by such stockholder or any of its affiliates in any transaction that has not been settled or closed, (ii) borrowed by such stockholder or any of its affiliates for any purpose or purchased by such stockholder or any of its affiliates pursuant to an agreement to resell or (iii) subject to any option, warrant, forward contract, swap, contract of sale, other derivative or similar agreement entered into by such stockholder or any of its affiliates, whether any such instrument or agreement is to be settled with shares or with cash based on the notional amount or value of outstanding shares of the Corporation, in any such case which instrument or agreement has, or is intended to have, the purpose or effect of (a) reducing in any manner, to any extent or at any time in the future, such stockholder's or any of its affiliates' full right to vote or direct the voting of any such shares, or (b) hedging, offsetting or altering to any degree gain or loss arising from the full economic ownership of such shares by such stockholder or any of its affiliates. A stockholder shall "own" shares held in the name of a nominee or other intermediary so long as the stockholder retains the right to instruct how the shares are voted with respect to the election of directors and the right to direct the disposition thereof and possesses the full economic interest in the shares. A stockholder's ownership of shares shall be deemed to continue during any period in which the stockholder has: (i) delegated any voting power by means of a proxy, power of attorney or other instrument or arrangement that is revocable at any time by the stockholder without condition or (ii) loaned such shares; provided that the stockholder has the power to recall such loaned shares on not more than five business days' notice and has recalled such loaned shares as of the date of the annual meeting of stockholders. The terms "owned," "owning" and other variations of the word "own" shall have correlative meanings. For the purposes of this Section 7, "affiliate" shall have the meaning ascribed thereto under the Exchange Act.

(F) Notice Period. To be timely under this Section 7, the Proxy Access Notice must be received by the Secretary at the Office of the Corporation no earlier than 150 days and no later than 120 days before the first anniversary of the filing date of the Corporation's definitive proxy statement for the prior year's annual meeting of stockholders; provided, however, that if the date of the annual meeting is advanced by more than 30 days, or delayed by more than 60 days after the first anniversary of the prior year's annual meeting of stockholders, notice by the Eligible Stockholder to be timely must be so delivered (i) no earlier than 120 days before such annual meeting and (ii) no later than the later of 90 days before such annual meeting and the tenth day after the day on which the notice of such annual meeting was made by mail or Public

Disclosure. In no event shall an adjournment, postponement or deferral, or Public Disclosure of an adjournment, postponement or deferral, of an annual meeting of stockholders commence a new time period (or extend any time period) for the giving of the Proxy Access Notice pursuant to this Section 7.

(G) Form of Notice. To be in proper written form, the Proxy Access Notice must include or be accompanied by the following:

(i) a written statement by the Eligible Stockholder certifying as to the number of shares it owns and has owned continuously for the Minimum Holding Period, and the Eligible Stockholder's agreement to provide (a) within five business days following the later of the record date for the annual meeting of stockholders or the date on which notice of the record date is first publicly disclosed, a written statement by the Eligible Stockholder certifying as to the number of shares it owns and has owned continuously through the record date and (b) prompt notice if the Eligible Stockholder ceases to own a number of shares at least equal to the Required Shares prior to the date of the annual meeting;

(ii) if the Eligible Stockholder is not a record holder of the Required Shares, proof that the Eligible Stockholder owns, and has owned continuously for the Minimum Holding Period, the Required Shares, in a form that would be deemed by the Corporation to be acceptable pursuant to Rule 14a-8(b)(2) under the Exchange Act (or any successor rule) for purposes of a shareholder proposal;

(iii) a copy of the Schedule 14N that has been or is concurrently being filed with the SEC as required by Rule 14a-18 under the Exchange Act;

(iv) a description of (a) any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, hedging transactions and borrowed or loaned shares) that has been entered into, directly or indirectly, by or on behalf the Eligible Stockholder the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of the Eligible Stockholder with respect to shares of stock of the Corporation and (b) any proxy (including revocable proxies), contract, arrangement, understanding or other relationship pursuant to which the Eligible Stockholder has a right to vote any shares of stock of the Corporation;

(v) as to each Proxy Access Nominee, (a) an executed agreement, in a form deemed satisfactory by the Board of Directors or its designee (which form shall be provided by the Corporation reasonably promptly upon written request of a stockholder), pursuant to which such Proxy Access Nominee (1) consents to being named in the Corporation's proxy statement and form of proxy (and agrees not to be named in any other person's proxy statement or form of proxy) as a nominee and to serving as a director of the Corporation if elected, (2) represents and agrees that he or she is not and will not become a party to a Voting

Commitment that has not been disclosed to the Corporation, (3) represents and agrees that he or she is not and will not become a party to a Voting Commitment that could reasonably be expected to limit or interfere with such person's ability to comply, if elected as a director, with his or her fiduciary duties under applicable law, (4) represents and agrees that he or she is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed to the Corporation, and (5) represents and agrees that such Proxy Access Nominee would be in compliance, if elected as a director of the Corporation, and will comply with, applicable law and all applicable publicly disclosed corporate governance, conflict of interest, corporate opportunities, confidentiality and stock ownership and trading policies and guidelines of the Corporation relating to such Proxy Access Nominee's Board membership; (b) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among the Eligible Stockholder, such Proxy Access Nominee or their respective associates, or others acting in concert therewith, including all information that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K if the Eligible Stockholder or its affiliates or any person acting in concert therewith were the "registrant" for purposes of such rule and the person were a director or executive of such registrant; and (c) any other information relating to the Proxy Access Nominee that would be required to be disclosed in a proxy statement or other filings required to be made in connection with the solicitation of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder;

(vi) an executed agreement, in a form deemed satisfactory by the Board of Directors or its designee (which form shall be provided by the Corporation reasonably promptly upon written request of a stockholder), pursuant to which the Eligible Stockholder (a) represents that it intends to continue to hold the Required Shares through the date of the annual meeting of stockholders; (b) represents that it acquired the Required Shares in the ordinary course of business and not with the intent to change or influence control of the Corporation, and does not presently have such intent; (c) represents and agrees that it has not nominated and will not nominate for election to the Board of Directors at the annual meeting of stockholders any person other than the Proxy Access Nominee(s) it is nominating pursuant to this Section 7; (d) represents and agrees that it is not currently engaged as of the date of the agreement, and will not engage, in, and is not currently as of the date of the agreement, and will not be, a "participant" in another person's, "solicitation" within the meaning of Rule 14a-1(l) under the Exchange Act in support of the election of any individual as a director at the annual meeting other than its Proxy Access Nominee(s) or a nominee of the Board of Directors; (e) represents and agrees that it has not distributed and will not distribute to any stockholder of the Corporation any form of proxy for the annual meeting other than the form distributed by the

Corporation; (f) represents and agrees that it is currently in compliance as of the date of the agreement, and will comply, with all laws and regulations (including, without limitation, Rule 14a-9(a) under the Exchange Act) applicable to solicitations and the use, if any, of soliciting material in connection with the annual meeting; (g) agrees to assume all liability stemming from any legal or regulatory violation arising out of the Eligible Stockholder's communications with the stockholders of the Corporation or out of the information that the Eligible Stockholder provided to the Corporation, in each case, in connection with the nomination or election of Proxy Access Nominee(s) at the annual meeting, (h) agrees to indemnify and hold harmless the Corporation and each of its directors, officers and employees individually against any liability, loss or damages in connection with any threatened or pending action, suit or proceeding, whether legal, administrative or investigative, against the Corporation or any of its directors, officers or employees arising out of any legal or regulatory violation referenced in clause (g) above or any failure or alleged failure of the Eligible Stockholder or its Proxy Access Nominee(s) to comply with, or any breach or alleged breach by the Eligible Stockholder or its Proxy Access Nominee(s) of, the requirements of this Section 7 and (i) agrees to file with the SEC any written solicitation of the stockholders of the Corporation relating to the meeting at which its Proxy Access Nominee(s) will be nominated, regardless of whether any such filing is required under Regulation 14A of the Exchange Act or whether any exemption from filing is available for such solicitation or other communication under Regulation 14A of the Exchange Act;

(vii) in the case of a nomination by a group of stockholders together constituting an Eligible Stockholder, the designation by all group members of one member of the group that is authorized to receive communications, notices and inquiries from the Corporation and to act on behalf of all members of the group with respect to all matters relating to the nomination under this Section 7 (including withdrawal of the nomination); and

(viii) in the case of a nomination by a group of stockholders together constituting an Eligible Stockholder in which two or more funds that are part of the same Qualifying Fund Group are counted as one stockholder for purposes of qualifying as an Eligible Stockholder, documentation reasonably satisfactory to the Corporation that demonstrates that the funds are part of the same Qualifying Fund Group.

(H) Additional Required Information. In addition to the information required pursuant to Section 7(G) of this Article V or any other provision of this Certificate of Incorporation, (i) the Corporation may require any proposed Proxy Access Nominee to furnish any other information (a) that may reasonably be required by the Corporation to determine whether the Proxy Access Nominee would be independent under the Independence Standards (as defined in Section 7(L) of this Article V), (b) that could be material to a reasonable stockholder's understanding of the independence, or lack thereof, of such Proxy Access Nominee, (c) that may reasonably be required by the Corporation to determine the eligibility of such Proxy Access Nominee to serve as a director of the Corporation or (d) as may otherwise be reasonably requested, and (ii) the Corporation may require the Eligible Stockholder to furnish any other information that may reasonably be required by the Corporation to verify the Eligible Stockholder's continuous ownership of the Required Shares for the Minimum Holding Period or compliance with this Section 7.

(I) Supporting Statement. For each of its Proxy Access Nominees, the Eligible Stockholder may, at its option, provide to the Secretary of the Corporation, at the time the Proxy Access Notice is provided, one written statement, not to exceed 500 words, in support of such Proxy Access Nominee's candidacy (a "Supporting Statement"). Only one Supporting Statement may be submitted by an Eligible Stockholder (including any group of stockholders together constituting an Eligible Stockholder) for each Proxy Access Nominee.

(J) Permitted Number of Proxy Access Nominees.

(i) The maximum number of Proxy Access Nominees nominated by all Eligible Stockholders that will appear in the Corporation's proxy materials with respect to an annual meeting of stockholders, shall not exceed 20%, or 25% (if the number of directors serving on the Board of Directors is less than ten), of the number of directors in office as of the last day on which a Proxy Access Notice may be delivered pursuant to this Section 7 with respect to the annual meeting, or if such amount is not a whole number, the closest whole number below 20% or 25%, as applicable (such number, as it may be adjusted pursuant to this Section 7(J), the "Permitted Number"); provided, however, that the Permitted Number shall be reduced by (a) the number of individuals who will be included in the Corporation's proxy materials as nominees unopposed or recommended by the Board of Directors pursuant to an agreement, arrangement or other understanding with a stockholder or group of stockholders (other than any such agreement, arrangement or understanding entered into in connection with an acquisition of stock from the Corporation by such stockholder or group of stockholders), other than any such individual who at the time of the annual meeting shall have served as a director continuously as a nominee of the Board of Directors for at least two annual terms, (b) the number of individuals who were previously elected to the Board of Directors as Proxy Access Nominees at any of the preceding two annual meetings of stockholders pursuant to this Section 7 and who are re-nominated for election at such annual meeting by the Board of Directors and (c) the number of Proxy Access Nominees who were qualified for inclusion in the Corporation's proxy materials for the current annual meeting of stockholders whom the Board of Directors decides to nominate for election to the Board of Directors.

(ii) If one or more vacancies on the Board of Directors for any reason occur after the deadline in Section 7(F) of this Article V for delivery of the Proxy Access Notice and the Board of Directors resolves to reduce the size of the Board of Directors in connection therewith, the maximum number of Proxy Access Nominees that may be nominated by all Eligible Stockholders pursuant to this

Section 7 shall be calculated based on the number of directors in office so reduced. If the number of Proxy Access Nominees submitted by Eligible Stockholders pursuant to this Section 7 exceeds this maximum number, each Eligible Stockholder will select one Proxy Access Nominee for inclusion in the Corporation's proxy materials until the maximum number is reached, going in order of the number (largest to smallest) of shares of the Corporation each Eligible Stockholder disclosed as owned in its respective Proxy Access Notice submitted to the Corporation. If the maximum number is not reached after each Eligible Stockholder has selected one Proxy Access Nominee, this selection process will continue as many times as necessary, following the same order each time, until the maximum number is reached. Following such determination, if any Proxy Access Nominee who satisfies the eligibility requirements in this Section 7 thereafter is nominated by the Board of Directors, ceases to satisfy the eligibility requirements in this Section 7, withdraws his or her nomination or becomes unwilling to serve on the Board, no other nominee or nominees shall be included in the Corporation's proxy materials or otherwise submitted for director election in substitution thereof with respect to the annual meeting of stockholders.

(iii) Notwithstanding anything to the contrary contained in this Section 7, the Corporation shall not be required to include any Proxy Access Nominees in its proxy materials pursuant to this Section 7 for any annual meeting of stockholders for which the Secretary of the Corporation receives notice that a stockholder intends to nominate one or more persons for election to the Board of Directors pursuant to Section 6 of this Article V.

(K) Correction of Defects. No information or communication provided by an Eligible Stockholder or a Proxy Access Nominee to the Corporation or its stockholders in connection with the nomination or election of Proxy Access Nominee(s) at the annual meeting shall include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading. If any such information or communications includes any such untrue statement or omission, such Eligible Stockholder or Proxy Access Nominee, as the case may be, shall promptly notify the Secretary of the Corporation of any defect in such previously provided information and of the information that is required to correct any such defect; it being understood that providing such notification shall not be deemed to limit the rights or remedies available to the Corporation relating to any such defect.

(L) Proxy Access Nominee Eligibility. Notwithstanding anything to the contrary contained in this Section 7, the Corporation shall not be required to include in its proxy materials, pursuant to this Section 7, any Proxy Access Nominee (i) who would not (a) be an independent director under the applicable rules and listing standards of the principal U.S. securities exchanges upon which the stock of the Corporation is listed or traded, any applicable rules of the SEC or any publicly disclosed standards used by the Board of Directors in determining and disclosing the independence of the Corporation's directors, (b) satisfy the audit, compensation or other board committee independence requirements under the applicable rules and listing standards of the principal U.S.

securities exchanges upon which the stock of the Corporation is listed or traded, any applicable rules of the SEC or any publicly disclosed standards used by the Board of Directors in determining and disclosing the independence of the Corporation's committee members, or (c) be a "non-employee director" under Exchange Act Rule 16b-3 or an "outside director" for the purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended (or any successor provision) (collectively, the "Independence Standards"); (ii) whose election as a member of the Board of Directors would cause the Corporation to be in violation of this Certificate of Incorporation, the By-laws, the rules and listing standards of the principal U.S. securities exchanges upon which the stock of the Corporation is listed or traded, or any applicable state or federal law, rule or regulation; (iii) who is an officer or director of a competitor, as defined in Section 8 of the Clayton Antitrust Act of 1914; (iv) who is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) or has been convicted in such a criminal proceeding within the past ten years; or (v) who is subject to any order of the type specified in Rule 506(d) of Regulation D promulgated under the Securities Act of 1933, as amended.

(M) . Effect of Invalid Nominations. Notwithstanding anything to the contrary set forth herein, if (i) a Proxy Access Nominee or the applicable Eligible Stockholder breaches any of its agreements or representations or fails to comply with any of the requirements under this Section 7 in any material respect or (ii) a Proxy Access Nominee otherwise becomes ineligible for inclusion in the Corporation's proxy materials pursuant to this Section 7 or dies, becomes disabled or otherwise becomes ineligible or unavailable for election at the annual meeting of stockholders, in each case as determined by the Board of Directors or the chairman of the annual meeting, (i) the Corporation may omit or, to the extent feasible, remove the information concerning such Proxy Access Nominee and the related Supporting Statement from its proxy materials and/or otherwise communicate to its stockholders that such Proxy Access Nominee will not be eligible for election at the annual meeting and shall not be required to include in its proxy materials any successor or replacement nominee proposed by the applicable Eligible Stockholder or any other Eligible Stockholder and (ii) the Board of Directors or the chairman of the meeting shall declare such nomination to be invalid and such nomination shall be disregarded notwithstanding that proxies in respect of such vote may have been received by the Corporation. In addition, if the Eligible Stockholder (or a qualified representative thereof) does not appear at the annual meeting to present any nomination pursuant to this Section 7, such nomination shall be declared invalid and disregarded as provided in the foregoing sentence.

(N) Restrictions on Re-nominations. Any Proxy Access Nominee who is included in the Corporation's proxy materials for a particular annual meeting of stockholders but withdraws from or becomes ineligible or unavailable for election at the annual meeting will be ineligible to be a Proxy Access Nominee pursuant to this Section 7 for the next two annual meetings of stockholders.

(O) Board Determinations. The Board of Directors (or any other person or body duly authorized by the Board of Directors), at all times acting in good faith, shall

have the power and authority to interpret this Section 7 and to make any and all determinations necessary or advisable pursuant to this Section 7.

(P) Exclusive Method. This Section 7 shall be the exclusive method for stockholders to include nominees for director election in the Corporation's proxy materials.

SECTION 8. The annual meeting of stockholders of the Corporation for the election of directors and the transaction of such other business as may be brought before the meeting in accordance with this Certificate of Incorporation shall be held on the date and at the time fixed from time to time by the Board of Directors, by a resolution adopted by the affirmative vote of a majority of the Board of Directors.

SECTION 9. Except as otherwise provided by law, at any meeting of stockholders of the Corporation the presence in person or by proxy of the holders of a majority in voting power of the outstanding stock of the Corporation entitled to vote shall constitute a quorum for the transaction of business brought before the meeting in accordance with this Certificate of Incorporation and, a quorum being present, the affirmative vote of the holders of a majority in voting power present in person or represented by proxy and entitled to vote shall be required to effect action by stockholders; provided, however, that, subject to the provisions of any class or series of Preferred Stock, the vote required for the election of directors shall be set forth in, and governed by, the By-laws.

SECTION 10. At every meeting of stockholders, the Chairman or, in the absence of the Chairman, the Vice Chairman or, in the absence of both the Chairman and the Vice Chairman, the Chief Executive Officer or, in the absence of all such persons, such individual as shall have been designated by a resolution adopted by the affirmative vote of a majority of the Board of Directors, shall act as chairman of the meeting. The chairman of the meeting shall have sole authority to prescribe the agenda and rules of order for the conduct of such meeting of stockholders and to determine all questions arising thereat relating to the order of business and the conduct of the meeting, except as otherwise required by law.

SECTION 11. Any class or series of Preferred Stock may exercise the special voting rights, if any, of such class or series to elect directors upon the occurrence of certain events specified in the Certificate of Designation pursuant to which any such class or series of Preferred Stock is issued or in this Certificate of Incorporation, as the case may be, in any manner now or hereafter permitted by this Certificate of Incorporation, Delaware law or the applicable Certificate of Designation for such class or series of Preferred Stock.

SECTION 12. The exercise by the Board of Directors of the powers conferred in this Article V shall at all times be subject to any statutory or other limitations upon such powers provided by the laws of the State of Delaware.

SECTION 13. Members of the Board of Directors may be elected either by written ballot or by voice vote.

SECTION 14. The Corporation may in its ~~by-laws~~**By-laws** confer powers upon its Board of Directors in addition to the foregoing, and in addition to the powers and authorities expressly conferred upon it by statute.

SECTION 15. (A) Special meetings of stockholders of the Corporation may be called only (i) at the direction of (a) a majority of the entire Board of Directors, (b) the Chairman of the Board of Directors, (c) the Vice Chairman of the Board of Directors or (d) the Chief Executive Officer or (ii) by the Secretary of the Corporation at the written request of holders of record of at least 20% in voting power (the "Required Percentage") of the outstanding capital stock of the Corporation entitled to vote on the matter or matters to be brought before the proposed special meeting ("Voting Stock") as of the record date fixed in accordance with this Section 15 to determine the stockholders entitled to deliver a written request to call such meeting, if such request complies with the requirements set forth in this Section 15. Notwithstanding any other provision of this Certificate of Incorporation, this Section 15 shall be the exclusive means by which a special meeting of stockholders may be called, including, without limitation, a special meeting called for the election of directors.

(B) Only a stockholder that is a holder of record of Voting Stock on the record date fixed to determine the stockholders entitled to request the call of a special meeting may submit a request to call a special meeting. Any stockholder seeking to call a special meeting to transact business shall, by written notice, signed by the stockholder or a duly authorized agent thereof, to the Secretary of the Corporation personally received at the Office of the Corporation, request that the Board of Directors fix a record date to determine the stockholders of the Corporation who are entitled to request the call of the special meeting. A written request to fix a record date shall include all of the information that must be included in a written request to call a special meeting from a stockholder, as set forth in the succeeding paragraph (C) of this Section 15. The Board of Directors may, within ~~10~~**ten** days of the Secretary of the Corporation's receipt at the Office of the Corporation of a valid request to fix a record date, fix a record date to determine the stockholders entitled to request the call of a special meeting, which date shall not precede, and shall not be more than ~~10~~**ten** days after, the date upon which the resolution fixing the record date is adopted. If a record date is not fixed by the Board of Directors, and subject to applicable legal and regulatory requirements and the rules of any stock exchange upon which the Corporation's securities are listed, the record date shall be the date that the first valid written request to call a special meeting is received by the Secretary of the Corporation at the Office of the Corporation with respect to the proposed business to be conducted at a special meeting. A special meeting shall be called at the request of stockholders if, and only if, written requests to call a special meeting from holders of the Required Percentage of Voting Stock are received by the Secretary of the Corporation within 60 days of the record date established as provided in this paragraph (B).

(C) Each written request to call a special meeting shall include the following: (i) the signature of the stockholder of record, or of a duly authorized agent thereof, signing such request and the date such request was signed; (ii) a brief description of the business desired to be brought before the meeting (including the text of any resolutions proposed for consideration and, if such business includes a proposal to amend the By-laws, the language of the proposed amendment); and (iii) as to the stockholder signing such request, or on whose behalf such request was signed (such stockholder, the "party"), and any Stockholder Associated Person of such party (but excluding from this clause (iii) any Solicited Stockholder):

(~~1~~a) the name and address of such party and each Stockholder Associated Person;

(~~2~~b) as to each party and each Stockholder Associated Person, (~~a~~1) the class or series and number of shares of stock directly or indirectly held of record and beneficially by such party and each Stockholder Associated Person, (~~b~~2) the date such shares of stock were acquired, (~~c~~3) a description of any agreement, arrangement or understanding, direct or indirect, with respect to the business to be transacted at the special meeting between or among such party, any Stockholder Associated Person or any others (including their names) acting in concert with any of the foregoing, (~~d~~4) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, hedging transactions and borrowed or loaned shares) that has been entered into, directly or indirectly, as of the date of such party's notice by, or on behalf of, such party or any Stockholder Associated Person, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of such party or any Stockholder Associated Person with respect to shares of stock of the Corporation (for purposes of this paragraph, a "Derivative"), (~~e~~5) a description in reasonable detail of any proxy (including revocable proxies), contract, arrangement, understanding or other relationship pursuant to which such party or Stockholder Associated Person has a right to vote any shares of stock of the Corporation, (~~f~~6) any rights to dividends on the stock of the Corporation owned beneficially by such party or Stockholder Associated Person that are separated or separable from the underlying stock of the Corporation, (~~g~~7) any proportionate interest in stock of the Corporation or Derivatives held, directly or indirectly, by a general or limited partnership in which such party or Stockholder Associated Person is a general partner or, directly or indirectly, beneficially owns an interest in a general partner and (~~h~~8) any performance-related fees (other than an asset-based fee) that such party or Stockholder Associated Person is entitled to based on any increase or decrease in the value of stock of the Corporation or Derivatives thereof, if any, as of the date of such written request;

(~~3~~c) all other information that would be required to be filed with the SEC if such party or any Stockholder Associated Person were a participant in a solicitation subject to Section 14 of the Exchange Act;

(4d) any material interest of such party and any Stockholder Associated Person in any of the business proposals to be transacted at the special meeting; and

(~~5~~e) a representation as to whether such party intends (a) to deliver a proxy statement and form of proxy to holders of at least the percentage of the Corporation's outstanding capital stock required to approve or adopt any of the business proposals to be transacted at the special meeting or (b) otherwise to solicit proxies from stockholders in support of any such proposal (for purposes of this Section 15, a "Solicitation Statement").

The information set forth in a request to call a special meeting shall be supplemented by such party (other than a Solicited Stockholder) by providing such supplement to the

Secretary of the Corporation received at the Office of the Corporation (i) not later than five ~~(5)~~ business days after the record date for determining the stockholders entitled to notice of such special meeting so that such information is accurate as of such record date and (ii) not later than seven ~~(7)~~ business days before such special meeting so that such information is accurate as of the tenth ~~(10th)~~ business day before such meeting. "Solicited Stockholder" means any stockholder or beneficial owner that has provided a request to call a special meeting in response to a solicitation made pursuant to, and in accordance with, Section 14(a) of the Exchange Act by way of a solicitation statement filed on Schedule 14A.

(D) A stockholder may revoke a request to call a special meeting by written revocation, signed by the stockholder or a duly authorized agent thereof, received by the Secretary of the Corporation at any time prior to the special meeting; provided, however, that if any such revocation is received by the Secretary of the Corporation after the end of the 60-day period described in the last sentence of paragraph (B) of this Section 15 and if the Secretary of the Corporation previously received unrevoked written requests from the holders of the Required Percentage of Voting Stock and, as a result of such revocation, there no longer are unrevoked requests from the Required Percentage of Voting Stock to call a special meeting, the Board of Directors shall have the discretion to determine whether or not to proceed with the special meeting. A business proposal shall not be presented for stockholder action at any special meeting if (i) any stockholder or Stockholder Associated Person who has provided a Solicitation Statement with respect to such proposal does not act in accordance with the representations set forth therein, (ii) the business proposal appeared in a written request submitted by a stockholder who did not provide the supplemental information required by the second to last sentence of Section 15(C), (iii) any stockholder or Stockholder Associated Person (other than a Solicited Stockholder) who delivered a written request, or directed that a written request be delivered, is not entitled to vote at the special meeting or does not beneficially own stock at the time of such meeting, (iv) any stockholder (other than a Solicited Stockholder) or a duly authorized agent thereof who delivered a written request, or directed that a written request be delivered, does not attend the special meeting in person or by proxy to present the business proposal to be transacted at such meeting, (v) any written request to call such meeting was made or solicited in a manner that the Board of Directors determines constituted a violation of Regulation 14A under the Exchange Act or other applicable law, or (vi) any stockholder or Stockholder Associated Person (other than a Solicited Stockholder) who delivered a written request, or directed that a written request be delivered, ceases to beneficially own, at any time after the delivery of such written request and before the special meeting is convened, at least the same number of shares of Voting Stock such stockholder or owner beneficially owned as of the record date for determining the stockholders entitled to deliver a request to call such meeting; provided, however, that the Board of Directors shall proceed with the special meeting if, despite any action or failure to act covered by clauses (ii), (iii), (iv) or (vi) of this paragraph (D), there are still in place valid requests from the Required Percentage of Voting Stock to call such special meeting.

(E) The Corporation shall not accept, and shall consider ineffective, a written request from a stockholder to call a special meeting: (i) that does not comply with the preceding provisions of this Section 15; (ii) that relates to an item of business that is not a proper subject for stockholder action under applicable law; (iii) if an identical or substantially similar item of business (such item, as determined in good faith by the Board of Directors, a

"Similar Item") will be submitted for stockholder approval at any stockholder meeting to be held on or before the 120th day after the Secretary of the Corporation receives such written request (whether such meeting is called for by the Board of Directors or otherwise); (iv) if such request is received by the Secretary of the Corporation during the period commencing 90 days prior to the first anniversary of the date of the immediately preceding annual meeting of stockholders and ending on the date of the next annual meeting of stockholders; (v) if a Similar Item has been presented at the most recent annual meeting or at any special meeting held within one year prior to receipt by the Secretary of the Corporation of such request to call a special meeting; or (vi) if two or more special meetings have been called at the request of stockholders and convened within the 12-month period ending on the date of the receipt of such request by the Secretary of the Corporation. For purposes of this Section 15, the nomination, election or removal of directors shall be deemed to be a Similar Item with respect to all items of business involving the nomination, election or removal of directors, changing the size of the Board of Directors or filling vacancies or newly created directorships resulting from any increase in the authorized number of directors.

(F) The Board of Directors shall determine the place, and fix the date and time, of any special meeting called at the request of one or more stockholders in accordance with the provisions of this Section 15. The Board of Directors may submit its own proposal or proposals for consideration at a special meeting called at the request of one or more stockholders. The record date or record dates for a special meeting shall be fixed in accordance with Section 213 (or its successor provision) of the Delaware General Corporation Law. Business transacted at any special meeting shall be limited to the purposes stated in the notice of such meeting delivered by the Corporation.

ARTICLE VI
INDEMNIFICATION

SECTION 1. To the extent not prohibited by law, the Corporation shall indemnify any person who is or was made, or threatened to be made, a party to any threatened, pending or completed action, suit or proceeding (a "Proceeding"), whether civil, criminal, administrative or investigative, including, without limitation, an action by or in the right of the Corporation to procure a judgment in its favor, by reason of the fact that such person, or a person of whom such person is the legal representative, is or was a director or officer of the Corporation, or is or was serving in any capacity at the request of the Corporation for any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise (an "Other Entity"), against judgments, fines, penalties, excise taxes, amounts paid in settlement and costs, charges and expenses (including attorneys' fees and disbursements). Persons who are not directors or officers of the Corporation may be similarly indemnified in respect of service to the Corporation or to an Other Entity at the request of the Corporation to the extent the Board at any time specifies that such persons are entitled to the benefits of this Article VI.

SECTION 2. The Corporation shall, from time to time, reimburse or advance to any director or officer or other person entitled to indemnification hereunder the funds necessary for payment of expenses, including attorneys' fees and disbursements, incurred in connection with any Proceeding, in advance of the final disposition of such Proceeding; provided, however, that, if required by the Delaware General Corporation Law, such expenses incurred by or on behalf of any director or officer or other person may be paid in advance of the final disposition of a Proceeding only upon receipt by the Corporation of an undertaking, by or on behalf of such director or officer (or other person indemnified hereunder), to repay any such amount so advanced if it shall ultimately be determined by final judicial decision from which there is no further right of appeal that such director, officer or other person is not entitled to be indemnified for such expenses.

SECTION 3. The rights to indemnification and reimbursement or advancement of expenses provided by, or granted pursuant to, this Article VI shall not be deemed exclusive of any other rights to which a person seeking indemnification or reimbursement or advancement of expenses may have or hereafter be entitled under any statute, this Certificate of Incorporation, the By-laws, any agreement, any vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office.

SECTION 4. The rights to indemnification and reimbursement or advancement of expenses provided by, or granted pursuant to, this Article VI shall continue as to a person who has ceased to be a director or officer (or other person indemnified hereunder) and shall inure to the benefit of the executors, administrators, legatees and distributees of such person.

SECTION 5. The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of an Other Entity, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Corporation would have the power to indemnify such person against such liability under the provisions of this Article VI, the By-laws or under Section 145 of the Delaware General Corporation Law or any other provision of law.

SECTION 6. The provisions of this Article VI shall be a contract between the Corporation, on the one hand, and each director and officer who serves in such capacity at any time while this Article VI is in effect and any other person indemnified hereunder, on the other hand, pursuant to which the Corporation and each such director, officer, or other person intend to be legally bound. No repeal or modification of this Article VI shall affect any rights or obligations with respect to any state of facts then or theretofore existing or thereafter arising or any Proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts.

SECTION 7. The rights to indemnification and reimbursement or advancement of expenses provided by, or granted pursuant to, this Article VI shall be enforceable by any person entitled to such indemnification or reimbursement or advancement of expenses in any court of competent jurisdiction. The burden of proving that such indemnification or reimbursement or advancement of expenses is not appropriate shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, its independent legal counsel and its stockholders) to have made a determination prior to the commencement of such action that such indemnification or reimbursement or advancement of expenses is proper in the circumstances nor an actual determination by the Corporation (including its Board of Directors, its independent legal counsel and its stockholders) that such person is not entitled to such indemnification or reimbursement or advancement of expenses shall constitute a defense to the action or create a presumption that such person is not so entitled. Such a person shall also be indemnified for any expenses incurred in connection with successfully establishing his or her right to such indemnification or reimbursement or advancement of expenses, in whole or in part, in any such Proceeding.

SECTION 8. Any director or officer of the Corporation serving in any capacity (a) another corporation of which a majority of the shares entitled to vote in the election of its directors is held, directly or indirectly, by the Corporation or (b) any employee benefit plan of the Corporation or any corporation referred to in clause (a) shall be deemed to be doing so at the request of the Corporation.

SECTION 9. Any person entitled to be indemnified or to reimbursement or advancement of expenses as a matter of right pursuant to this Article VI may elect to have the right to indemnification or reimbursement or advancement of expenses interpreted on the basis of the applicable law in effect at the time of the occurrence of the event or events giving rise to the applicable Proceeding, to the extent permitted by law, or on the basis of the applicable law in effect at the time such indemnification or reimbursement or advancement of expenses is sought. Such election shall be made, by a notice in writing to the Corporation, at the time indemnification or reimbursement or advancement of expenses is sought; provided, however, that if no such notice is given, the right to indemnification or reimbursement or advancement of expenses shall be determined by the law in effect at the time indemnification or reimbursement or advancement of expenses is sought.

ARTICLE VII
LIMITATION ON LIABILITY OF DIRECTORS

SECTION 1. A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (~~i~~A) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (~~ii~~B) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (~~iii~~C) under Section 174 of the Delaware General Corporation Law, or (~~iv~~D) for any transaction from which the director derived any improper personal benefit. If the Delaware General Corporation Law is amended after approval by the stockholders of this Article VII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent authorized by the Delaware General Corporation Law, as so amended.

SECTION 2. Any repeal or modification of the foregoing paragraph by the stockholders of the Corporation shall be prospective only and shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

ARTICLE VIII
ADOPTION, AMENDMENT AND/OR REPEAL OF BY-LAWS

The Board of Directors may from time to time (after adoption by the undersigned of the original By-laws) make, alter or repeal the By-laws by a vote of two-thirds of the entire Board of Directors that would be in office if no vacancy existed, whether or not present at a meeting; provided, however, that any By-laws made, amended or repealed by the Board of Directors may be amended or repealed, and any By-laws may be made, by the stockholders of the Corporation by vote of a majority of the holders of shares of stock of the Corporation entitled to vote in the election of directors of the Corporation. Notwithstanding the foregoing, the Board of Directors shall not have the power or authority to amend, alter or repeal Section 3 of Article I of the Corporation's By-laws.

PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

1285 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10019-6064

TELEPHONE (212) 373-3000

LLOYD K. GARRISON (1946-1991)
RANDOLPH E. PAUL (1946-1956)
SIMON H. RIFKIND (1950-1995)
LOUIS S. WEISS (1927-1950)
JOHN F. WHARTON (1927-1977)

UNIT 3601, OFFICE TOWER A, BEIJING FORTUNE PLAZA
NO. 7 DONGSANHUAN ZHONGLU
CHAOYANG DISTRICT
BEIJING 100020
PEOPLE'S REPUBLIC OF CHINA
TELEPHONE (86-10) 5828-6300

12TH FLOOR, HONG KONG CLUB BUILDING
3A CHATER ROAD, CENTRAL
HONG KONG
TELEPHONE (852) 2846-0300

ALDER CASTLE
10 NOBLE STREET
LONDON EC2V 7JU, U.K.
TELEPHONE (44 20) 7367 1600

FUKOKU SEIMEI BUILDING
2-2 UCHISAIWAICHO 2-CHOME
CHIYODA-KU, TOKYO 100-0011, JAPAN
TELEPHONE (81-3) 3597-8101

TORONTO-DOMINION CENTRE
77 KING STREET WEST, SUITE 3100
P.O. BOX 226
TORONTO, ONTARIO M5K 1J3
TELEPHONE (416) 504-0520

2001 K STREET, NW
WASHINGTON, DC 20006-1047
TELEPHONE (202) 223-7300

500 DELAWARE AVENUE, SUITE 200
POST OFFICE BOX 32
WILMINGTON, DE 19899-0032
TELEPHONE (302) 655-4410

WRITER'S DIRECT DIAL NUMBER

(212) 373-3025

WRITER'S DIRECT FACSIMILE

(212) 492-0025

WRITER'S DIRECT E-MAIL ADDRESS

jkennedy@paulweiss.com

January 22, 2016

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE: <u>The Wendy's Company – Shareholder Proposal Submitted by Kenneth Steiner</u>

Ladies and Gentlemen:

This letter is submitted on behalf of The Wendy's Company, a Delaware corporation, (the "*Company*") to inform the Staff of the Division of Corporation Finance (the "*Staff*") of the Securities and Exchange Commission (the "*Commission*") that the Company intends to exclude from its proxy statement and form of proxy for its 2016 Annual Meeting of Shareholders (collectively, the "*2016 Proxy Materials*") a shareholder proposal entitled "Shareholder Proxy Access" (the "*Proposal*") and statements in support thereof received from Kenneth Steiner (the "*Proponent*"), which are further described below and attached as <u>Exhibit A</u> hereto.

For the reasons outlined below, we hereby respectfully request that the Staff concur in our and the Company's view that the Proposal may be properly excluded from the 2016 Proxy Materials.

In accordance with Staff Legal Bulletin 14D (Nov. 7, 2008), we are submitting this request for no-action relief via the Commission's email address, shareholderproposals@sec.gov. In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), this letter is being submitted to the Commission no later than 80 calendar days before the Company intends to file its definitive 2016 Proxy Materials with the Commission, and we are contemporaneously sending a copy of this letter and its attachments to the Proponent and his designated agent, John Chevedden.

SUMMARY OF THE PROPOSAL

The Proposal asks the Company's Board of Directors (the "*Board*") to adopt and present for shareholder approval a "proxy access" by-law. Pursuant to the Proposal, the by-law would permit an individual shareholder or an unrestricted number of shareholders forming a group that have beneficially owned 3% or more of the Company's outstanding common stock continuously for at least three years to nominate candidates for election to the Board, and the Company would be required to include such nominees in the Company's proxy materials. The Proposal requests that the number of shareholder-nominated candidates appearing in the proxy materials not exceed the greater of one quarter of the directors then serving or two. The Proposal requests that no restrictions that do not apply to other nominees to the Board should be placed on the proxy access nominations or re-nominations. The Proposal includes additional details as well, and a full copy of the Proposal is attached as Exhibit A hereto. In addition, pursuant to Staff Legal Bulletin 14C (June 28, 2005), relevant correspondence exchanged with the Proponent and his designated agent is attached as Exhibit B hereto.

BASIS FOR EXCLUSION

The Proposal has been substantially implemented and may be properly excluded pursuant to Rule 14a-8(i)(10) under the Exchange Act. On March 31, 2015, following extensive discussions with The City of Philadelphia Public Employees Retirement System ("*PPERS*") and based on input from other significant shareholders, the Company and PPERS announced an agreement on the material terms of proxy access amendments to the Company's Certificate of Incorporation and/or By-Laws, to be voted upon by shareholders at the Company's 2016 Annual Meeting of Shareholders (the "*2016 Annual Meeting*"). The proposed amendments agreed to with PPERS, after consultation with other significant shareholders, (the "*Proposed PPERS Amendments*") will permit a shareholder, or a group of up to 25 shareholders, owning 3% or more of the Company's outstanding common stock continuously for at least three years to nominate and include in the Company's proxy materials director nominees constituting up to 20% of the Board, provided that the shareholders and the nominees satisfy the requirements that will be specified in the amendments. If the number of directors on the Board is less than 10, then the percentage of directors that could be nominated would increase to 25% of the Board.

This agreement was publicly announced in a press release filed on March 31, 2015 (attached as Exhibit C hereto) (the "*March 2015 Press Release*") to alert the public and the Company's shareholders to this development and reinforce the Company's commitment to providing its shareholders with proxy access rights that are based on discussions and outreach with interested shareholders. By action proposed to be taken in February 2016, we expect that the Board will adopt a resolution approving and submitting for shareholder approval amendments to the Certificate of Incorporation and/or By-Laws of the Company that will reflect the Proposed PPERS Amendments. Following Board approval, the Proposed PPERS Amendments will become effective upon approval by shareholders at the 2016 Annual Meeting and the subsequent filing of the Proposed PPERS Amendments with the Delaware Secretary of State. Because the foregoing actions and Proposed PPERS Amendments compare favorably to, and implement the essential objectives of, the Proposal, the Proposal is excludable as being substantially implemented under Rule 14a-8(i)(10).

We respectfully request that the Staff concur in our view that the Proposal may be properly excluded from the 2016 Proxy Materials for the reasons set forth above and described in more detail below.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because the Company Has Substantially Implemented the Proposal

A. Rule 14a-8(i)(10) Background

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has already substantially implemented the proposal. The Staff has stated that the predecessor provision to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." Exchange Act Release No. 12598 (July 7, 1976). Rule 14a-8(i)(10) does not require companies to implement every detail of a proposal in order for the proposal to be excluded. The Staff has stated that its "previous formalistic application" of the predecessor rule requiring full implementation "defeated [the rule's] purpose," which the Commission confirmed as the appropriate interpretation of Rule 14a-8(i)(10) in 1983 (Exchange Act Release No. 20091 (Aug. 16, 1983)). The "substantial implementation" standard was officially codified in amendments to the proxy rules in 1998 (Exchange Act Release No. 40018 at n.30 (May 21, 1998)). Thus, when a company can demonstrate that it has taken actions to address the underlying concerns and implements the "essential objectives" of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded from the company's proxy materials. *See, e.g, NETGEAR, Inc.* (avail. Mar. 31, 2015); *Pfizer, Inc.* (avail. Jan. 25, 2012, recon. avail. Mar. 1, 2013); *Hewlett-Packard Co.* (avail. Dec. 18, 2013); *Exelon Corp.* (avail. Feb. 26, 2010); *Exxon Mobil Corp. (Burt)* (avail. Mar. 23, 2009).

Applying this standard, the Staff has permitted the exclusion of proposals under Rule 14a-8(i)(10) where the company has satisfied the essential objectives of the proposal even though the company's actions in implementing the proposal add certain procedural limitations or restrictions not contemplated by the proposal. *See, e.g., NETGEAR, Inc.* (avail. Mar. 31, 2015); *Pfizer, Inc.* (avail. Jan. 25, 2012, recon. avail. Mar. 1, 2013); *Exelon, Inc.* (avail. Feb. 26, 2010); *Exxon Mobil Corp. (Burt)* (avail. Mar. 23, 2009). In addition, the Staff has concurred that companies can address aspects of implementation differently from the manner in which the shareholder proponent would implement the proposal. *See, e.g., General Electric Company* (avail. Mar. 3, 2015) (concurring in the exclusion of a proxy access proposal that would permit an unrestricted number of shareholders to group together to meet ownership requirements, where the company had already adopted proxy access bylaw provisions permitting up to 20 shareholders to group together to meet ownership requirements).

B. Anticipated Action By The Board To Approve The Proposed PPERS Amendments Substantially Implements The Proposal

The Proposal's essential objective is that the Board adopt and submit for shareholder approval a proxy access right, which the Company's current Certificate of Incorporation and By-Laws do not permit. As discussed above, in connection with the Company's 2015 Annual Meeting of Shareholders, the Company reached an agreement with PPERS in March 2015 to submit management-sponsored proxy access amendments for shareholder approval at the 2016 Annual Meeting. We expect that the Board will adopt a resolution approving the Proposed PPERS Amendments at the Board's next scheduled meeting in February 2016, which amendments will amend and restate the Company's current Certificate of Incorporation and/or By-Laws to provide shareholders with a proxy access right. Once approved, the Board will then submit the Proposed PPERS Amendments to a shareholder vote at the 2016 Annual Meeting, as required by Section 242 of the Delaware General Corporation Law. If the Proposed PPERS Amendments receive the requisite shareholder approval, the proxy access procedures previously agreed to between the Company and PPERS will be added to the Company's Certificate of Incorporation and/or By-Laws, thus, substantially implementing the Proposal by providing a proxy access procedure under which individual or groups of shareholders who have owned 3% or more of the Company's common stock continuously for at least three years may include in the Company's proxy materials shareholder-nominated director candidates. In particular, the Proposed PPERS Amendments address key elements of the Proposal as follows:

(1) Ownership Threshold. Paragraph (a) of the Proposal states that the nominating shareholder or group of shareholders must have "beneficially owned 3% or more of the Company's outstanding common stock, including recallable loaned stock, continuously for at least three years before submitting the nomination." Similarly, the Proposed PPERS Amendments will permit a shareholder or group of shareholders that own 3% or more of the Company's outstanding common stock continuously for at least three years to nominate directors. The Company proposes to define "ownership" by reference to a "net long" concept, which concept most accurately reflects a shareholder's true beneficial ownership and will benefit both the Company and its shareholders in ascertaining the true ownership position of a shareholder that nominates candidates to the Board using proxy access procedures. The Staff has granted no-action relief in similar situations where the company required a net long ownership threshold and the shareholder proposal was silent on the issue. *See, e.g., Windstream Holdings, Inc.* (avail. Mar. 5, 2015) (concurring in the exclusion of a special meeting proposal under Rule 14a-8(i)(10), where the company's amended by-laws enabled shareholders with net long ownership of 20% or more of the company's common stock to call a special meeting while the shareholder proposal requested an ownership threshold of 20% but was silent on requiring net long ownership); *General Electric Company* (avail. Mar. 3, 2015) (concurring in the exclusion of a proxy access shareholder proposal under Rule 14a-8(i)(10), where the company's amended bylaws permitted shareholders with net long ownership of 3% or more of the company's common stock to nominate directors, in contrast to the shareholder proposal, which requested a 3% beneficial ownership threshold but was silent on net long ownership).

(2) Group Nominations. The Proposal would permit shareholders to nominate director candidates for inclusion in the Company's proxy materials, either individually or as a member of a nominating group. Similarly, the Proposed PPERS Amendments provide that individual or groups of shareholders may nominate director candidates pursuant to the proxy access procedures. While the Proposal asks that shareholder groups be "unrestricted" in number, the Proposed PPERS Amendments will permit shareholders to form groups of up to 25 shareholders in order to nominate directors. The Staff has granted no-action relief in a similar situation where the company provided an express right of shareholders to "group" their shares and also added a reasonable limit to the number of shareholders that may form a group. *General Electric*

Company (avail. Mar. 3, 2015) (concurring in the exclusion of a proxy access shareholder proposal under Rule 14a-8(i)(10), where the company's amended bylaws permitted grouping and indicated that up to 20 shareholders may form a group to satisfy the requisite ownership threshold despite the shareholder proposal being silent on the issue).

We and the Company believe that the 25-shareholder limit set forth in the Proposed PPERS Amendments is a reasonable limit that still affords the Company's shareholders a meaningful proxy access procedure. For example, assuming equal ownership of each shareholder, a cap of 25 shareholders would mean that each shareholder in a group need only own 0.12% of the outstanding common stock of the Company. Based on information provided to the Company, as of December 31, 2015, there were approximately 60 institutional shareholders with stock ownership of 0.12% or higher. Thus, based on the Company's shareholder base, the 25-shareholder limit does not interfere with the achievement of the Proposal's essential objectives of providing a meaningful proxy access procedure. Shareholders with even smaller levels of ownership could also participate in "groups" of nominating shareholders by forming a group with one or more shareholders holding a greater percentage of the Company's outstanding common stock. Based on information provided to the Company, as of December 31, 2015, there were approximately 12 institutional shareholders with stock ownership of 1.0% or higher and eight institutional shareholders with stock ownership of 2.0% or higher. Accordingly, upon adoption of the Proposed PPERS Amendments, the Company will have substantially implemented the Proposal's request that groups of shareholders be permitted to use proxy access.

(3) Number of Nominees. The Proposal states that the number of shareholder-nominated candidates should not exceed one-quarter of the directors then serving or two, whichever is greater. The Proposed PPERS Amendments provide that shareholder-nominated candidates shall not exceed 20% of the Board, unless the number of directors on the Board is less than ten, in which case the percentage of directors that could be nominated would increase to 25% of the Board. Although the limit on shareholder-nominated candidates differs between the Proposal and the Proposed PPERS Amendments, the difference is not material. The Board currently consists of 11 directors. Based on the current size of the Board, shareholders would be able to nominate two directors to the Board under the proxy access procedures set forth in both the Proposal and the Proposed PPERS Amendments. For the limits under the Proposal and the Proposed PPERS Amendments to differ, the

Company would have to have seven or fewer, or 12 or more, directors serving on the Board. As such, the difference between the Proposal and the Proposed PPERS Amendments in the number of candidates that shareholders may nominate is not material, and the Proposed PPERS Amendments compare favorably with the guidelines of the Proposal.

(4) Restrictions on Proxy Access Re-Nominations. The Proposal states that "[n]o additional restrictions that do not apply to other board nominees should be placed on [proxy access] nominations or re-nominations." As noted above, the Proposed PPERS Amendments' essential parameters on proxy access nominations and re-nominations, such as the ownership threshold, holding period, ability of shareholders to form groups to nominate candidates, and the limitation on the number of proxy access nominees, are similar to those provided for in the Proposal. With respect to re-nominations, as previously negotiated with PPERS and described in the March 2015 Press Release, the Proposed PPERS Amendments will restrict any proxy access nominee who does not receive at least 25% of the votes cast in favor of his or her election from being eligible for re-nomination pursuant to the Company's proxy access procedures for the next two annual meetings. This provision was agreed to after extensive discussions with PPERS and consultation with other significant shareholders, and reflects the view that nominees who do not receive a meaningful favorable vote should not be repeatedly nominated, which could prevent other shareholders from nominating eligible candidates. As noted above, the Staff has previously granted no action relief in similar situations where the company has satisfied the essential objectives of the proposal even though the company's actions in implementing the proposal add certain procedural limitations or restrictions not contemplated by the proposal. *See, e.g., NETGEAR, Inc.* (avail. Mar. 31, 2015); *General Electric Company* (avail. Mar. 3, 2015); *General Dynamics Corp.* (avail. Feb. 6, 2009); *Chevron Corp.* (avail. Feb. 19, 2008).

C. Supplemental Notification Following Board Action

We are submitting this no-action request on behalf of the Company prior to the Board's February meeting in order to address the timing requirements of Rule 14a-8(j). We or the Company will supplementally notify the Staff after the Board has adopted the Proposed PPERS Amendments. The Staff consistently has granted no-action relief under Rule 14a-8(i)(10) where a company has notified the Staff that it intends to recommend that its board of directors take certain action that will substantially implement the proposal and then supplements its request for no-action relief by notifying the Staff after that action has been taken by the board of directors. *See, e.g., NETGEAR, Inc.* (avail. Mar. 31, 2015); *Visa Inc.* (avail. Nov. 14, 2014); *Hewlett-Packard Co.* (avail. Dec. 19, 2013); *Starbucks Corp.* (avail. Nov. 27, 2012); *NiSource Inc.* (avail. Mar. 10, 2008); *Johnson & Johnson* (avail. Feb. 19, 2008); *Hewlett-Packard Co. (Steiner)* (avail. Dec. 11, 2007) (each granting no-action relief where the company notified the Staff of its intention to omit a shareholder proposal under Rule 14a-8(i)(10) because the board of directors was expected to take action that would substantially implement the proposal, and the company supplementally notified the Staff of such board action).

CONCLUSION

For the foregoing reasons, we are of the view that, once the Board adopts the Proposed PPERS Amendments and includes them in the 2016 Proxy Materials, the Proposal will be substantially implemented by the Proposed PPERS Amendments and, therefore, is properly excludable under Rule 14a-8(i)(10). As such, on behalf of the Company, we respectfully request that the Staff confirm that it will not recommend enforcement action if the Company excludes the Proposal from its 2016 Proxy Materials in reliance on Rule 14a-8(i)(10).

* * * * *

If you have any questions, or if the Staff is unable to concur with our view without additional information or discussions, we respectfully request the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter. Please do not hesitate to contact the undersigned at (212) 373-3025, via fax at (212) 492-0025 or via email at jkennedy@paulweiss, or Frances Mi at (212) 373-3185, via fax at (212) 492-0185 or via email at fmi@paulweiss.com.

Very truly yours,



John C. Kennedy

cc: Kenneth Steiner
John Chevedden (as agent for Kenneth Steiner)
Dana Klein, The Wendy's Company
Michael Berner, The Wendy's Company
Frances Mi, Paul, Weiss, Rifkind, Wharton & Garrison LLP

EXHIBIT A

Kenneth Steiner

FISMA & OMB MEMORANDUM M-07-16

Mr. R. Scott Toop
Corporate Secretary
The Wendy's Company (WEN)
One Dave Thomas Blvd.
Dublin OH 43017
PH: 614 764 3100
FX: 678-514-5344

Dear Mr. Toop,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is submitted as a low-cost method to improve compnay performance.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:
FISMA & OMB MEMORANDUM M-07-16
to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB MEMORANDUM M-07-16***

Sincerely,



Kenneth Steiner



Date

cc: Dana Klein <Dana.Klein@wendys.com>
Senior Vice President – Corporate and Securities Counsel, and Assistant Secretary

[WEN – Rule 14a-8 Proposal, December 18, 2015]
Proposal [4] - Shareholder Proxy Access

RESOLVED: Shareholders ask our board of directors to adopt, and present for shareholder approval, a "proxy access" bylaw as follows:

Require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or an unrestricted number of shareholders forming a group (the "Nominator") that meets the criteria established below.

Allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials should not exceed one quarter of the directors then serving or two, whichever is greater. This bylaw should supplement existing rights under Company bylaws, providing that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock, including recallable loaned stock, continuously for at least three years before submitting the nomination;

b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission (SEC) rules about (i) the nominee, including consent to being named in proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and

c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business, not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board should adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority given to multiple nominations exceeding the one-quarter limit. No additional restrictions that do not apply to other board nominees should be placed on these nominations or re-nominations.

Proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140 billion. This is according to a cost-benefit analysis by the Chartered Financial Analyst Institute, *Proxy Access in the United States: Revisiting the Proposed SEC Rule*.

Please vote to enhance shareholder value:

Shareholder Proxy Access – Proposal [4]

Notes:
Kenneth Steiner, ***FISMA & OMB MEMORANDUM M-07-16*** sponsors this proposal.

Please note that the title of the proposal is part of the proposal. The title is intended for publication.

If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email

FISMA & OMB MEMORANDUM M-07-16

EXHIBIT B

Klein, Dana

From: Klein, Dana
Sent: Friday, January 22, 2016 12:03 AM
To: ***FISMA & OMB MEMORANDUM M-07-16***
Subject: Re: Proxy Access (WEN)

I received your last message, thanks. I think that we will proceed with submitting our no-action request letter to the SEC tomorrow afternoon, to keep our options open since tomorrow is our submission deadline. However, we would like to continue our open communications with you even after the letter is submitted.

We hope that you will see that our proxy access proposal has merit and that the inclusion of a competing proxy access proposal in the proxy statement is neither necessary nor desirable.

Thank you for your continued consideration of this matter.

Dana

On Jan 21, 2016, at 10:33 PM, ***FISMA & OMB MEMORANDUM M-07-16*** wrote:

> Mr. Klein,
> Thank you for the additional information.
> I do not think we will have a decision tomorrow.
> Sincerely,
> John Chevedden
> cc: Kenneth Steiner

Klein, Dana

From: Klein, Dana
Sent: Thursday, January 21, 2016 5:47 PM
To: ***FISMA & OMB MEMORANDUM M-07-16***
Subject: RE: Proxy Access (WEN)

Thank you for your message earlier today.

As of year end (the most recent information we have available), we had six shareholders that *each* owned greater than 3% of shares outstanding, another six shareholders that owned greater than 1% but less than 3%, and another 53 shareholders that owned greater than 0.10% but less than 1%. Of those 53 shareholders holding greater than 0.10% but less than 1%, the 25 shareholders in that group with the lowest percentage of shares owned would still own slightly over 4% in the aggregate, well over the 3% ownership threshold.

I hope this is responsive to your question.

Dana

From: ***FISMA & OMB MEMORANDUM M-07-16***
Sent: Thursday, January 21, 2016 4:10 PM
To: Klein, Dana
Subject: Proxy Access (WEN)

Mr. Klein,
Thank you for your message.
In order to obtain 25 qualified shareholders – what would be the number of large company shareholders that could be drawn upon to make up 25 qualified shareholders.
Sincerely,
John Chevedden
cc: Kenneth Steiner

Klein, Dana

From: Klein, Dana
Sent: Wednesday, January 20, 2016 11:04 PM
To: ***FISMA & OMB MEMORANDUM M-07-16***
Subject: RE: Proxy Access (WEN)

Thank you for your response to my original message. Our board will not meet to approve the proposed amendments to our certificate of incorporation until next month, but I have responded to your questions below (in red) based on what we intend to recommend to the board.

I should also point out that our proxy access proposal will be implemented as an amendment to our certificate of incorporation, which means that if it is approved by shareholders at our 2016 annual meeting it could not be rescinded or amended without shareholder approval, unlike a bylaw provision that can generally be rescinded or amended by the board without shareholder approval.

I hope that you will see that our proxy access proposal has merit and that the inclusion of a competing proxy access proposal in the proxy statement is neither necessary nor desirable.

I also want to be up front with you and let you know that we are considering submitting a no-action request letter to the SEC. We will make that decision by this Friday, January 22.

I would be happy to talk with you about this topic if you are interested in doing so.

Thank you for your consideration.

From: ***FISMA & OMB MEMORANDUM M-07-16***
Sent: Wednesday, January 13, 2016 6:38 PM
To: Klein, Dana
Subject: Proxy Access (WEN)

Mr. Klein,
Thank you for the update on proxy access.

Can you forward one-line responses on these items:
Ownership percentage needed 3%
Years of continuous ownership needed Three years
The least number of directors that can be nominated in a year Our certificate of incorporation provides that the board will consist of between 7 and 15 directors, all of which are re-elected annually. Our proposal will provide that up to 20% of the board, increased to 25% if there are less than 10 directors, can be nominated using the proxy access mechanism. However, the number of nominees permitted using the proxy access mechanism will be reduced by (i) the number of persons who will be included in the Company's proxy statement as nominees recommended by the board pursuant to an agreement with one or more shareholders (other than an agreement entered into in connection with an acquisition of stock from the Company); (ii) the number of persons who were previously elected to the board as proxy access nominees at either of the two preceding annual meetings and who are re-nominated by the board; and (iii) the number of proxy access nominees who were qualified for inclusion but whose nominations

were withdrawn or who were eventually nominated for election by the board.
Max. number of members for the Nominations Group 25
Nomination Deadline Not less than 120 nor more than 150 days before the anniversary of the date the prior year's proxy statement was first sent to shareholders, with provisions that address the nomination window if the annual meeting of shareholders is not held close to the anniversary date of the prior year's meeting
Loaned shares explicitly count as owned? Yes, provided that the shareholder has the right to recall the shares and does recall the shares once notified that the shareholder will have at least one of its nominees included in the Company's proxy statement
Shares need to be held after annual meeting? No
Third party compensation arrangements okay? Yes, although disclosure of any such arrangements would be required
Proxy access available if another nomination made under advance notice provision? No
A minimum % vote needed in order for candidate to be nominated again the next year? Yes, 25% minimum, which was our agreement with the Philadelphia Public Employees Retirement System last year

Sincerely,
John Chevedden
cc: Kenneth Steiner

Klein, Dana

From: Klein, Dana
Sent: Wednesdav, January 13, 2016 2:18 PM
To: ***FISMA & OMB MEMORANDUM M-07-16***
Subject: RE: Rule 14a-8 Proposal Revision (WEN)"

John,

I am hoping that we could find a time to discuss your proposal. You may not be aware that Wendy's had already committed to include a company proxy access proposal in its 2016 proxy statement. Our press release announcing that commitment is copied below.

Please reply if you are interested in talking and we can agree on a time to do so.

Thank you.

Dana

The Wendy's Company Announces Agreement With the City of Philadelphia Public Employees Retirement System to Propose Proxy Access at 2016 Annual Meeting of Stockholders

DUBLIN, Ohio, March 31, 2015 /PRNewswire/ – The Wendy's Company (NASDAQ: WEN) and the City of Philadelphia Public Employees Retirement System today announced that that the Company has agreed to submit management-supported proxy access amendments to its Certificate of Incorporation and By-Laws, to be voted upon by stockholders at the Company's 2016 Annual Meeting of Stockholders. The amendments will become effective if approved by stockholders at that meeting.

The amendments would permit a stockholder, or a group of up to 25 stockholders, owning three percent or more of the Company's outstanding common stock continuously for at least three years to nominate and include in the Company's proxy materials director nominees constituting up to 20 percent of the Company's board, provided that the stockholder(s) and the nominee(s) satisfy the requirements that will be specified in the amendments. In the event that the number of directors on the Company's board is less than 10, then the percentage of directors that could be nominated would increase to 25 percent. The amendments will also provide that a nominee who received less than 25 percent of the vote cannot be renominated for the next two annual meetings following the meeting at which the nominee failed to get 25 percent. As a result of the Company's decision, the City of Philadelphia Public Employees Retirement System has agreed to withdraw its proxy access shareholder proposal from the Company's proxy statement for its 2015 Annual Meeting of Stockholders.

"This step is another example of our commitment to corporate governance practices that are responsive to stockholder interests, as well as our commitment to enhancing stockholder value, improving economic brand relevance, transforming the Wendy's® brand and strengthening the Wendy's system," said President and Chief Executive Officer Emil Brolick.

"The City of Philadelphia Public Employees Retirement System congratulates Wendy's for providing stockholders with proxy access with thresholds for nominations along the lines of those originally proposed by the Securities and Exchange Commission," said Francis X. Bielli, Executive Director of the Philadelphia Board of Pensions & Retirement.

About The Wendy's Company
The Wendy's Company is the world's third-largest quick-service hamburger company. The Wendy's system includes more than 6,500 franchise and Company-operated restaurants in the United States and 28 countries and U.S.

territories worldwide. For more information, visit aboutwendys.com or wendys.com.

From: ***FISMA & OMB MEMORANDUM M-07-16***
Sent: Friday, December 18, 2015 8:15 PM
To: Toop, Scott
Cc: Klein, Dana
Subject: Rule 14a-8 Proposal Revision (WEN)

Dear Mr. Toop,
Please see the attached rule 14a-8 proposal revision to enhance long-term shareholder value.
Sincerely,
John Chevedden

Klein, Dana

From:	***FISMA & OMB MEMORANDUM M-07-16***
Sent:	Wednesday, January 06, 2016 3:14 PM
To:	Klein, Dana
Cc:	Toop, Scott
Subject:	Rule 14a-8 Proposal (WEN) blb
Attachments:	CCE06012016.pdf

Dear Mr. Klein,
Please see the attached broker letter.
Sincerely,
John Chevedden



WEN

Post-it® Fax Note 7671		Date 1-6-16	# of pages ▶
To Dana Klein		From John Chevedden	
Co./Dept.		Co.	
Phone #		Phone ***FISMA & OMB MEMORANDUM M-07-16***	
Fax # 678-514-5344		Fax #	

January 6, 2016

Kenneth Steiner

FISMA & OMB MEMORANDUM M-07-16

Re: Your TD Ameritrade account ending in ***FISMA & OMB MEMORANDUM M-07-16*** in TD Ameritrade Clearing Inc. DTC #0188

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. As you requested, this letter confirms that, as of the date of this letter, you have continuously held no less than 500 shares of each of the following stock in the above referenced account since July 1, 2014.

1. Everi Holdings Inc. (EVRI)
2. Spark Networks, Inc. (LOV)
3. Wendy's Company (WEN)

If we can be of any further assistance, please let us know. Just log in to your account and go to Client Services > Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Chris Blue
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

Klein, Dana

From: Klein, Dana
Sent: Wednesday, December 23, 2015 6:02 PM
To: ***FISMA & OMB MEMORANDUM M-07-16***
Cc: Toop, Scott
Subject: RE: Rule 14a-8 Proposal Revision (WEN)``
Attachments: LEGAL-#333357-v1-L_Chevedden_Steiner_Proposal_12_23_15.PDF

John,

I hope all is well with you. We acknowledge receipt of your email dated December 18. Usually by now you would have also provided us with the ownership verification information required by SEC Rule 14a-8. However, we have not yet received that information for this year. I have therefore attached a letter and related enclosures asking for verification of ownership in connection with the shareholder proposal you submitted on behalf of Kenneth Steiner. The ownership information being sought is described in detail in the attached letter. I also call your attention to the deadline to respond as described in the letter.

Thank you for your attention to this matter.

From: ***FISMA & OMB MEMORANDUM M-07-16***
Sent: Friday, December 18, 2015 8:15 PM
To: Toop, Scott
Cc: Klein, Dana
Subject: Rule 14a-8 Proposal Revision (WEN)``

Dear Mr. Toop,
Please see the attached rule 14a-8 proposal revision to enhance long-term shareholder value.
Sincerely,
John Chevedden



December 23, 2015

Via Overnight Mail and Email ***FISMA & OMB MEMORANDUM M-07-16***

Mr. John Chevedden

FISMA & OMB MEMORANDUM M-07-16

Re: Kenneth Steiner Rule 14a-8 Proposal (WEN)

Dear Mr. Chevedden:

I am writing in response to your email message to Mr. R. Scott Toop, Senior Vice President, General Counsel and Secretary of The Wendy's Company (the "Company"), on December 18, 2015, which had as an attachment a letter, dated October 27, 2015, from Mr. Kenneth Steiner to the Corporate Secretary of the Company, with a shareholder proposal captioned "Proposal [4] – Shareholder Proxy Access" (the "Proposal") for inclusion in the Company's proxy materials for its 2016 Annual Meeting of Stockholders (the "Proxy Materials"). A copy of the Proposal and the accompanying letter from Mr. Steiner are attached hereto. As requested in Mr. Steiner's letter, we are directing our communications regarding the Proposal to you.

Mr. Steiner's letter states that he "will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting." However, we have been unable to identify Mr. Steiner as a holder of the Company's common stock in our records. If Mr. Steiner is a beneficial owner of the Company's common stock, then the Proposal should have been accompanied by documentation confirming that he meets the applicable Rule 14a-8 ownership requirements, such as a written statement from the "record" holder of such common stock (*e.g.*, a broker or bank) verifying that Mr. Steiner met such requirements at the time the Proposal was submitted.

In accordance with Staff Legal Bulletin Nos. 14F and 14G published by the Division of Corporation Finance of the Securities and Exchange Commission, if Mr. Steiner's broker or bank is not a DTC participant or an affiliate of a DTC participant, then the Company must be provided with proof of ownership from the DTC participant or an affiliate of the DTC participant through which Mr. Steiner's common stock is held. In the event Mr. Steiner holds his common stock through a securities intermediary that is not a broker or bank, then the Company must be provided with proof of ownership from both (i) the securities intermediary and (ii) a DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary. For your and Mr. Steiner's reference, we have attached copies of Rule 14a-8 and Staff Legal Bulletin Nos. 14F and 14G.

The Wendy's Company | 614-764-3100
One Dave Thomas Blvd. Dublin, OH 43017 | www.wendys.com

The eligibility requirements of Rule 14a-8(b) establish that a proponent must continuously have held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date of the proposal's submission (and must continue to hold those securities through the date of the meeting). As indicated above, we are unable to verify from the Company's records or from Mr. Steiner's letter that he has met these requirements. Therefore, please provide us with documentation from the "record" holder demonstrating that Mr. Steiner owns and has continuously held at least $2,000 of the Company's common stock for at least the one year period preceding and including December 18, 2015 (the date on which the Proposal was submitted electronically to the Company).

If Mr. Steiner has not met these ownership requirements, or if you or Mr. Steiner do not respond within 14 days as described in the next sentence, then in accordance with Rule 14a-8(f) the Company will be entitled to exclude the Proposal from the Proxy Materials. If Mr. Steiner wishes to proceed with the Proposal, then within 14 calendar days of your receipt of this letter you or Mr. Steiner must respond in writing or electronically and submit adequate evidence, such as a written statement from the "record" holder of Mr. Steiner's common stock, verifying that he has in fact met these requirements.

In the event it is demonstrated that Mr. Steiner has met the eligibility requirements of Rule 14a-8(b), the Company reserves the right, and may seek, to exclude the Proposal if, in the Company's judgment, the exclusion of the Proposal from the Proxy Materials would be in accordance with Securities and Exchange Commission proxy rules.

Please direct all further correspondence with respect to this matter to my attention at the address shown on the top of page 1 of this letter or by email to dana.klein@wendys.com.

Sincerely yours,



Dana Klein
Senior Vice President – Corporate and Securities Counsel, and Assistant Secretary

Attachments

cc: Mr. R. Scott Toop

Kenneth Steiner

FISMA & OMB MEMORANDUM M-07-16

Mr. R. Scott Toop
Corporate Secretary
The Wendy's Company (WEN)
One Dave Thomas Blvd.
Dublin OH 43017
PH: 614 764 3100
FX: 678-514-5344

Dear Mr. Toop,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is submitted as a low-cost method to improve compnay performance.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

FISMA & OMB MEMORANDUM M-07-16

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB MEMORANDUM M-07-16***

Sincerely,



Kenneth Steiner

10/27/15
Date

cc: Dana Klein <Dana.Klein@wendys.com>
Senior Vice President – Corporate and Securities Counsel, and Assistant Secretary

[WEN – Rule 14a-8 Proposal, December 18, 2015]
Proposal [4] - Shareholder Proxy Access

RESOLVED: Shareholders ask our board of directors to adopt, and present for shareholder approval, a "proxy access" bylaw as follows:

Require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or an unrestricted number of shareholders forming a group (the "Nominator") that meets the criteria established below.

Allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials should not exceed one quarter of the directors then serving or two, whichever is greater. This bylaw should supplement existing rights under Company bylaws, providing that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock, including recallable loaned stock, continuously for at least three years before submitting the nomination;

b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission (SEC) rules about (i) the nominee, including consent to being named in proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and

c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business, not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board should adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority given to multiple nominations exceeding the one-quarter limit. No additional restrictions that do not apply to other board nominees should be placed on these nominations or re-nominations.

Proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140 billion. This is according to a cost-benefit analysis by the Chartered Financial Analyst Institute, *Proxy Access in the United States: Revisiting the Proposed SEC Rule.*

Please vote to enhance shareholder value:

Shareholder Proxy Access – Proposal [4]

Notes:
Kenneth Steiner, ***FISMA & OMB MEMORANDUM M-07-16*** sponsors this proposal.

Please note that the title of the proposal is part of the proposal. The title is intended for publication.

If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email
FISMA & OMB MEMORANDUM M-07-16

§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249 104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level,

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270 30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative. follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization,

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law.* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject,

NOTE TO PARAGRAPH (i)(2) We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance, special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business,

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations,

(8) *Director elections* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

NOTE TO PARAGRAPH (i)(9). A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication.* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received.

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years, and

(13) *Specific amount of dividends.* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule, and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13.* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007, 72 FR 70456, Dec 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]



Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at
http://www.dtcc.com/~/media/Files/Downloads/client-

center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities.

This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See* *KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm



Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)

(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8(d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

---

[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

Klein, Dana

From:	***FISMA & OMB MEMORANDUM M-07-16***
Sent:	Friday, December 18, 2015 8:15 PM
To:	Toop, Scott
Cc:	Klein, Dana
Subject:	Rule 14a-8 Proposal Revision (WEN)``
Attachments:	CCE18122015.pdf

Dear Mr. Toop,
Please see the attached rule 14a-8 proposal revision to enhance long-term shareholder value.
Sincerely,
John Chevedden

Kenneth Steiner

FISMA & OMB MEMORANDUM M-07-16

Mr. R. Scott Toop
Corporate Secretary
The Wendy's Company (WEN)
One Dave Thomas Blvd.
Dublin OH 43017
PH: 614 764 3100
FX: 678-514-5344

Dear Mr. Toop,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is submitted as a low-cost method to improve compnay performance.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

FISMA & OMB MEMORANDUM M-07-16

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB MEMORANDUM M-07-16***

Sincerely,



Kenneth Steiner



Date

cc: Dana Klein <Dana.Klein@wendys.com>
Senior Vice President – Corporate and Securities Counsel, and Assistant Secretary

[WEN – Rule 14a-8 Proposal, December 18, 2015]
Proposal [4] - Shareholder Proxy Access

RESOLVED: Shareholders ask our board of directors to adopt, and present for shareholder approval, a "proxy access" bylaw as follows:

Require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or an unrestricted number of shareholders forming a group (the "Nominator") that meets the criteria established below.

Allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials should not exceed one quarter of the directors then serving or two, whichever is greater. This bylaw should supplement existing rights under Company bylaws, providing that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock, including recallable loaned stock, continuously for at least three years before submitting the nomination;

b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission (SEC) rules about (i) the nominee, including consent to being named in proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and

c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business, not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board should adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority given to multiple nominations exceeding the one-quarter limit. No additional restrictions that do not apply to other board nominees should be placed on these nominations or re-nominations.

Proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140 billion. This is according to a cost-benefit analysis by the Chartered Financial Analyst Institute, *Proxy Access in the United States: Revisiting the Proposed SEC Rule*.

Please vote to enhance shareholder value:
Shareholder Proxy Access – Proposal [4]

Notes:
Kenneth Steiner, ***FISMA & OMB MEMORANDUM M-07-16*** sponsors this proposal.

Please note that the title of the proposal is part of the proposal. The title is intended for publication.

If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email
FISMA & OMB MEMORANDUM M-07-16

EXHIBIT C


Wendy's
THE WENDY'S COMPANY

THE WENDY'S COMPANY ANNOUNCES AGREEMENT WITH THE CITY OF PHILADELPHIA PUBLIC EMPLOYEES RETIREMENT SYSTEM TO PROPOSE PROXY ACCESS AT 2016 ANNUAL MEETING OF STOCKHOLDERS

Dublin, Ohio (March 31, 2015) – The Wendy's Company (NASDAQ: WEN) and the City of Philadelphia Public Employees Retirement System today announced that that the Company has agreed to submit management-supported proxy access amendments to its Certificate of Incorporation and By-Laws, to be voted upon by stockholders at the Company's 2016 Annual Meeting of Stockholders. The amendments will become effective if approved by stockholders at that meeting.

The amendments would permit a stockholder, or a group of up to 25 stockholders, owning three percent or more of the Company's outstanding common stock continuously for at least three years to nominate and include in the Company's proxy materials director nominees constituting up to 20 percent of the Company's board, provided that the stockholder(s) and the nominee(s) satisfy the requirements that will be specified in the amendments. In the event that the number of directors on the Company's board is less than 10, then the percentage of directors that could be nominated would increase to 25 percent. The amendments will also provide that a nominee who received less than 25 percent of the vote cannot be renominated for the next two annual meetings following the meeting at which the nominee failed to get 25 percent. As a result of the Company's decision, the City of Philadelphia Public Employees Retirement System has agreed to withdraw its proxy access shareholder proposal from the Company's proxy statement for its 2015 Annual Meeting of Stockholders.

"This step is another example of our commitment to corporate governance practices that are responsive to stockholder interests, as well as our commitment to enhancing stockholder value, improving economic brand relevance, transforming the Wendy's® brand and strengthening the Wendy's system," said President and Chief Executive Officer Emil Brolick.

"The City of Philadelphia Public Employees Retirement System congratulates Wendy's for providing stockholders with proxy access with thresholds for nominations along the lines of those originally proposed by the Securities and Exchange Commission," said Francis X. Bielli, Executive Director of the Philadelphia Board of Pensions & Retirement.

About The Wendy's Company
The Wendy's Company is the world's third-largest quick-service hamburger company. The Wendy's system includes more than 6,500 franchise and Company-operated restaurants in the United States and 28 countries and U.S. territories worldwide. For more information, visit aboutwendys.com or wendys.com.

Investor contact:
David D. Poplar
Vice President of Investor Relations
(614) 764-3311
david.poplar@wendys.com

Media contact:
Bob Bertini
(614) 764-3327
bob.bertini@wendys.com

City of Philadelphia Public Employees Retirement System contact:
Francis X. Bielli
Executive Director of the Philadelphia Board of Pensions & Retirement
(215) 496-7410
Francis.Bielli@phila.gov